Exhibit 99.2

Management’s Discussion & Analysis

For the three and six months ended January 31, 2020

(In thousands of Canadian dollars, except share and per share amounts, and where otherwise noted)

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of HEXO Corp and our subsidiaries (collectively, “we” or “us” or “our” or “Company” or “HEXO”) is for the three and six months ended January 31, 2020. HEXO is a publicly traded corporation, incorporated in Ontario, Canada. The common shares of HEXO trade under the symbol “HEXO” on both the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). This MD&A is supplemental to, and should be read in conjunction with, our condensed consolidated interim financial statements for the three and six months ended January 31, 2020 and our amended and restated audited consolidated financial statements for the fiscal year ended July 31, 2019. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts presented herein are stated in Canadian dollars, unless otherwise indicated.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at hexocorp.com/investors or through the SEDAR website at sedar.com or the EDGAR website at www.sec.gov/edgar.

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “may”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans”, “continue”, “objective”, or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance, as well as statements with respect to:

●	the competitive and business strategies of the Company;

●

the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and leveraging the brands of third parties through joint ventures and partnerships;

●	the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

●	the expansion of business activities, including potential acquisitions;

●	the expected production capacity of the Company;

●	the expected sales mix of offered products;

●	the development and authorization of new products, including cannabis edibles and extracts (“cannabis derivatives”);

●	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;

●	the establishment of the Company’s investment in association with Molson Coors Canada and the future impact thereof;

●	the establishment of the Company’s joint venture with QNBS P.C. (formerly Qannabos) for the Company’s Eurozone processing, production and distribution centre in Greece and the future impact thereof;

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the expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe, Latin America and other international jurisdictions;

●	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

●	the applicable laws, regulations and any amendments thereof;

●	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

●	the anticipated future gross margins of the Company’s operations; and

●	the performance of the Company’s business and operations.

●

In December 2019, a novel strain of coronavirus (“COVID-19”) emerged in Wuhan, China. Since then, it has spread to several other countries and infections have been reported around the world. Canada confirmed its first case of COVID-19 on January 25, 2020 and its first death related to COVID-19 on March 9, 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions. The continued spread of COVID-19 nationally and globally could have an adverse impact on our business, operations and financial results, including through disruptions in our cultivation and processing activities, supply chains and sales channels, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on our business, operations or financial results; however, the impact could be material.

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Such statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events and certain assumptions including, but not limited to:

●	the Company’s ability to implement its growth strategies;

●	the Company’s ability to complete the conversion or buildout of its facilities on time and on budget;

●	the Company’s competitive advantages;

●	the development of new products and product formats for the Company’s products;

●	the Company’s ability to obtain and maintain financing on acceptable terms;

●	the impact of competition;

●	the changes and trends in the cannabis industry;

●	changes in laws, rules and regulations;

●	the Company’s ability to maintain and renew required licences;

●	the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;

●	the Company’s ability to keep pace with changing consumer preferences;

●	the Company’s ability to protect intellectual property;

●	the Company’s ability to manage and integrate acquisitions, particularly Newstrike;

●	the Company’s ability to retain key personnel; and

●	the absence of material adverse changes in the industry or global economy.

Although the forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see “Risk Factors”. All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

This MD&A is dated March 30, 2020.

Company Overview

Just six years ago, two entrepreneurs set out to corner the cannabis market in Canada. Laying roots in the province of Quebec, the Company was influential in stimulating market acceptance and support, raising significant capital in the public markets since the beginning of fiscal 2018. We have agreements and arrangements in place to supply cannabis in all ten provinces, including a five-year contract as a preferred supplier with Quebec’s Société québécoise du cannabis (“SQDC”). In total, we have governmental and private retail distribution agreements which together cover most major Canadian markets, reaching over 95% of the Canadian population. Our brands – HEXO, Original Stash and Up – are available to Canadians across the country.

Today, HEXO is a vertically integrated consumer-packaged goods (“CPG”) cannabis company in Canada with global ambitions. We believe that having a strong foothold in operational excellence, being able to execute at scale, to grow low-cost high-quality cannabis, and become profitable in Canada, is critical to ensuring a successful global platform.  We are continuing to reinvest in our technology platform, focusing on the future of cannabis, and our ability to create new products and formulations that meet the increasing demands of the global cannabis consumer.

We believe that building brands comes primarily from a strong distribution system and product quality, and from making a meaningful commitment to sustainability. Through our “powered by HEXO” strategy we are focused on developing an ingredients strategy using best in class platform technology, around formulation and delivery, leveraging a capital light approach to attract a wider variety of partners.

We are among the cannabis industry’s top innovators, with award-winning products such as Elixir, Canada’s first line of cannabis peppermint oil sublingual sprays, and decarb, an activated cannabis powder designed for oral consumption. We were one of the first Canadian licensed producers to offer the market a cannabis based sexual health product with our Fleur de Lune and have won top awards for the quality of our pre-rolled cannabis products.

Our goal is to become a top global cannabis company with a leading market share in Canada. After establishing a strong presence within our home market of Quebec, we are expanding nationally. To date, we have sold over 21,780 kg of adult-use and medical cannabis to thousands of Canadians who count on us for safe and reputable, high-quality products. We have developed an extensive

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and award-winning product range, and gained valuable experience and knowledge, while serving our customers. The global cannabis market is estimated to reach $250 billion in the next 10 years[1].  HEXO believes that in a few years a handful of companies will control a significant portion of the global market share, and that we are positioning ourselves to be one of these companies[2].

The Canadian cannabis industry has grown significantly since its inception, however there have been several changes in market conditions and assumptions which have created significant challenges for the legal market in Canada, and HEXO.  Revenue growth in the Canadian market continues to be hindered by slower than expected store openings, particularly in Ontario, which is the most populous province in Canada.  Pricing levels have continued to decrease since legalization and consumer sell through has been slower than expected.  We have launched Original Stash, a value brand that is designed to combat the illegal market and increase our overall market share.  Our aggressive pricing policies are designed reduce product returns and drive consumer sell through.

As the result of changes in the market conditions in Canada, the Company completed a strategic review of its cultivation capacity and assets and determined that it would list its Niagara facility for sale and record an impairment on property, plant and equipment and intangible assets.  After a shift in the market capitalization of the Company, we determined that the total net assets significantly exceeded the Company’s market capitalization.  Based on this assessment, we performed an indicator-based impairment test of goodwill and recorded an impairment as at January 31, 2020.  Please see Notes 10, 11, 12 of the interim financial statements and to Summary of Result – Impairment of property, plant and equipment and Impairment of intangible assets of this MD&A, for a more detailed discussion.

Management estimates that the working capital as at January 31, 2020 and forecasted cash flows will require additional capitalization in order to meet the Company’s obligations, commitments and budgeted expenditures through January 31, 2021.  Please see Note 1 of the interim financial statements, and Liquidity and Capital Resources – Going concern section of this MD&A, for a more detailed discussion.

We are currently dual listed on the TSX and the NYSE and in doing so have increased HEXO’s access to the United States and global investors.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis, cannabis products or cannabinoid-containing products in any jurisdiction where the sale of cannabis is unlawful under applicable laws. HEXO does not currently engage in any unlawful U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 and will only do so in the future to the extent fully legal under all applicable U.S. federal or state laws.

Strategic Priorities

Since inception, we have laid the foundation to be a world leader that serves both adult-use and medical cannabis markets. In everything we do – innovation, cultivation, production, product development, distribution – we exercise rigor which allows us to offer adult-use consumers and medical cannabis patients uncompromising quality and safety.

Our strategy is built on three pillars: operational excellence, innovation and market leadership. In striving to achieve operational excellence our immediate focus remains on effective demand planning and production.  We continue to implement more effective techniques to streamline operations and drive meaningful improvements in yields and continue to lower production costs as we renew our focus on profitability. Our innovation department is actively working towards developing innovative products for the Canadian cannabis derivatives market. We plan to invest in even better, science-backed cannabis experiences and platform technology, as we continue to develop advanced ingredients formulations for use with our partners. To expand our market leadership, we will use our dominant position in our home province of Quebec to strengthen distribution in select markets across the country with our brands, Up, HEXO and Original Stash.

We have positioned ourselves to meet the cannabis beverage demand through our venture with Molson Coors Canada (“Molson”), a partner within our Hub and Spoke business model. We expect to launch a full line of beverage products in partnership with Molson through our venture, Truss Limited Partnership (“Truss”). As at January 31, 2020 Truss is working towards the launch of its cannabis infused beverages into the cannabis 2.0 market, focusing on the development of its formulations and product branding initiatives and working with the Company to finalize the infrastructure required to bring operations online at the Belleville facility. Truss will operate out of a separate space at the Belleville facility in which it will create infused beverages, while HEXO will run production and transformation operations for the cannabis infusion of the beverages in its separate space in the Belleville facility. The operations will be conducted by HEXO under its license for the facility until Truss obtains its own separate license. We expect Truss to acquire the appropriate selling

1  Source: Piper Jaffray research report dated January 8, 2019 entitled “Cannabis: Growing Legal Opportunities Drive Attractive Growth Outlook”.
2  Based on: (i) analyst commentary on the development of the cannabis industry in Canaccord Genuity Corp.‟s report entitled “Cannabis Monthly, February 2019”, dated February 20, 2019; (ii) the example of how the alcohol industry developed and consolidated post-prohibition, general commentary and analysis about the adult-use cannabis industry to the effect that, as a similar regulated industry, it can be expected to develop and consolidate in a similar fashion, and evidence that this is currently the trend in the industry; (iii) the Company‟s review of existing and developing cannabis sales by other licensed producers since the legalization of the adult-use cannabis market; (iv) the Company‟s current position in the adult-use market and its belief as to its competitive advantages arising from: (A) being a market leader in Quebec, its expansion into other select markets in Canada particularly Ontario, and increasing market share of sales in those markets; ( ) offering a selection of products at a variety of price points; (C) maintaining a competitive cost structure; and (D) its joint venture with Molson Coors.

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license under Health Canada within the next 12 months3, at which point sales and operations will transfer to Truss. The operations of Truss were not material during the period. We currently expect to begin introducing these products to market during the second half of this fiscal year, subject to certain risk as outlined in “Risk Factors.” We continue to believe in the potential of partnership opportunities in the cannabis space. Due to the length of time and level of complexity in developing arrangements under our Hub and Spoke model, we are now opening ourselves up to explore other types of partnership opportunities with CPG companies.  As this approach continues to evolve, we are looking forward to introducing new formulations into the cannabis market.

three strategic pillars

Operational Excellence

We have been cultivating cannabis for five years under the Cannabis Act of 2018 regulatory regime and its predecessor (“Cannabis Regulations”), growing and producing high-quality cannabis. We are constantly evaluating and updating our cultivating practices and technology to further drive efficiencies, improved yields and decrease costs.

We chose to initially locate in Gatineau, Quebec, because we believe the province offers the ideal conditions for cannabis production: an abundant supply of renewable electricity at competitive rates, combined with abundant water resources and the availability of skilled people.  The conditions allow us to continue to focus on ensuring that we maintain our low-cost production and move towards achieving profitability in the Canadian market.

On the border of Canada’s two largest consumer markets, Quebec and Ontario, our main campus in Gatineau positions us in close proximity to three of the country’s major urban areas, Montreal, Ottawa and Toronto.

We have accumulated a strong and skillful workforce, as well as a top management group which provides cannabis-specific industry expertise and other relevant business knowledge derived from a variety of industries and markets. When Canadian cannabis industry conditions shifted, HEXO was one of the first companies to take action.  We pulled back our operating costs, made the difficult decision to reduce our workforce, and reassessed our capital priorities.  Management is focused on increasing utilization in our operational assets.

3  The assumption of a 12-month period to acquire licensing is derived through the Company’s internal expertise and historical experience in obtaining licensing from Health Canada.

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HEXO GROUP OF FACILITIES

The following provides information about HEXO’s facilities:

Gatineau, Quebec

HEXO’s Gatineau, Quebec facility is its main cultivation facility, featuring 1,292,000 sq. ft. of greenhouse cultivation space and 10,000 sq. ft. of advanced automated manufacturing space on a 143-acre campus. The greenhouse space is comprised of a 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse completed in 2016, a 250,000 sq. ft. greenhouse completed in June 2018 and a 1 million sq. ft. greenhouse completed in December 2018, known as Building 9 or B9. Except as noted below, the facility is fully licensed by Health Canada (Standard Cultivation, Standard Processing, Sale for Medical Purposes, (current licence effective October 21, 2019 and expiring April 15, 2020), and Research (current licence effective October 25, 2019 and expiring October 25, 2024)) and fully operational.

When construction on B9 started in January 2018, the initial budget for the facility was approximately $157,000 in construction costs and acquisition of production and transformation equipment for operations. It was expected construction of the facility would be completed in December 2018 and that it would be licensed by Health Canada and become operational soon thereafter in phases as internal fit up of various zones in the facility was completed post-construction and following inspections by Health Canada and subject to its then prevailing processing times. Construction of the facility was substantially completed, and a first phase of the facility was licensed in December 2018. A first harvest in this facility was completed in April 2019. Work continued in completing the fit up of additional zones and obtaining additional phased licensing.

As of October 31, 2019, the fit up of the facility was substantially complete subject to ongoing work on the final 5th phase additional cultivation zone, additional fit up of shipping and packaging areas, administrative space and front of house space and ongoing and evolving modifications to the facility’s infrastructure for constant yield and production improvement. The budget had been revised down to approximately $132,000 through scaling back ancillary capital needs and equipment in order to help reduce capital spending within the first quarter of fiscal 2020.

In October 2019, activities in 200,000 sq. ft. comprising the 5th phase of B9 were deferred by the Company as part of its cost-cutting measures. The construction of the 5th phase resumed during the period, in which the finalization of the security system and lighting, along with minor fit ups are required to have the final phase licensed.

As at January 31, 2020 the budget remained unchanged at $132,000 and total costs incurred to date were approximately $128,535. The remaining budget is $3,464.

As of the date of this MD&A, management is undergoing an assessment of revising the budget further to include an approximate additional $10,000 - $20,000 in fit-ups related to ongoing and evolving modifications to the facility’s infrastructure for constant yield and production improvement. The expected completion for the project is estimated in the first half of the fiscal 2021.

As noted in the section ‘Going Concern,’ additional cash resources are required to meet ongoing working capital requirements from operations, maintain compliance with existing debt covenants, fund budgeted capital projects, and launch additional revenue streams. The above completion date of the capital project incorporates management’s plans to secure the necessary financing through the issuance of new public or private equity or debt instruments; through investments in associates; the generation of profits from operations; or, the sale of assets in the future. However, management notes that there is no assurance that additional funding will be available to the Company, which may ultimately impact the estimated timing of completing the capital project. Management also notes that the capital budget remains under assessment and may be revised further to eliminate uncommitted amounts in order to comply with the Company’s cash position.

Brantford, Ontario

HEXO’s Brantford, Ontario facility is an additional cultivation facility, featuring 14,000 sq. ft. of indoor growing space on 1 acre of land, which was acquired through HEXO’s acquisition of Newstrike. The facility was designed and engineered to permit pharmaceutical-quality management standards utilized by Canada’s pharmaceutical manufacturers to be used in the production of cannabis in all acceptable forms. The facility is fully licensed by Health Canada (Standard Cultivation, Standard Processing and Sale for Medical Purposes (current licence effective December 6, 2019 and expiring December 6, 2022)) and fully operational.

Niagara, Ontario

HEXO’s Niagara, Ontario facility is an additional cultivation facility, featuring 455,000 sq. ft. of greenhouse cultivation space (once retrofitted) on 16.6 acres of land, which was acquired through HEXO’s acquisition of Newstrike. The facility was previously a fully automated, modern “Dutch-Tray” 200,000 sq. ft. facility, and is undergoing retrofitting and expansion to 455,000 sq. ft. The facility is fully licensed by Health Canada (Standard Cultivation, Standard Processing and Sale for Medical Purposes (current licence effective November 29, 2019 and expiring March 29, 2021)). The facility is not currently operational.

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Operations at the facility were suspended by the Company in October 2019 as part of the Company’s cost-cutting measures to rightsize its operations given current market conditions and over-capacity in the market and with a view to profitability and sustainability[4].

The retrofitting and expansion of the facility, which was previously expected to be completed by the end of January 2020, was not completed prior to the suspension of operations at the facility. In the event that operations at the facility are recommenced, the retrofitting and expansion will need to be completed. The Company is forecasting expenditures in the amount of approximately $1.5 million to complete the retrofitting and expansion.

On March 2, 2020 management concluded that the cultivation capacity of the Niagara facility is no longer needed based on significant excess cultivation capacity in the market and that previously suspended operations are not intended to restart. As a result, the facility and certain of its equipment and related cultivation and processing licences have been impaired to their fair value less disposal costs (see Notes 10 and 11 of the consolidated interim financial statements for the three and six months ended January 31, 2020) and certain of its property and equipment will be marketed for sale beginning in the third quarter of fiscal 2020. Please refer to Summary of Result – Impairment of property, plant and equipment and Impairment of intangible assets.

Belleville, Ontario

HEXO’s Belleville, Ontario facility is its planned Belleville facility for processing and manufacturing, distribution and product research and development, featuring 912,600 sq. ft. of leased commercial space within a larger 2,004,000 sq. ft. industrial facility, with rights of first offer and first refusal to lease the remaining space in the facility. The facility is planned to be the Company’s main production facility for processing, extraction and packaging, research and development and the manufacture of ancillary cannabis products.  The Company’s venture, Truss is planned to operate at this facility, including under HEXO’s license until Truss obtains a separate license from Health Canada. The facility is owned by Belleville Complex Inc., 25% of which is owned by the Company and the balance of which is owned by Olegna Holdings Inc. a company affiliated with a director of the Company, Vincent Chiara. The Company has subsequently increased its leased space in the facility to 912,600 sq. ft. and subleased 183,600 sq. ft.  to Truss.

The Belleville facility is licensed by Health Canada (Standard Processing and Sale for Medical Purposes (current licence effective October 25, 2019 and expiring October 5, 2020)) and operations commenced there in October 2019 for certain packaging activities permitted by this licence. HEXO has applied for an amendment to the licence to include additional non-medical sales activities, including derivative products. This amended licensing of the facility by Health Canada is dependent on completion of certain additional construction work for additional fit-ups required for the activities associated with this licensing and Health Canada inspection and is subject to then prevailing Health Canada processing times. HEXO expects to obtain this amendment in or around April 2020, following which final phases of the facility’s fit up and equipment installation and modification will occur, which is expected to be completed in the later half of fiscal 2020. This amended licensing of the facility by Health Canada is dependent on completion of construction and Health Canada inspection and is subject to then prevailing Health Canada processing times.

When construction on the Belleville facility started in January 2019, the initial budget for the facility was approximately $188,000 in improvements and acquisition of production and transformation equipment for operations. It was expected construction of the facility would be completed in April 2019 and that it would be licensed by Health Canada and become operational soon thereafter in phases as internal fit up of various zones in the facility was completed post-construction and following inspections by Health Canada and subject to its then prevailing processing times. Construction of the facility was substantially completed and the initial licensing of the facility was obtained in October 2019.

As at October 31, 2019, approximately $68,164 had been incurred and the budget had been revised to approximately $112,729 in the prior quarter as the Company scaled back the facility’s receiving/storage space, processing rooms and staff support/office area for savings of $70,000. An additional $5,000 was added to the budget to accommodate the new strategy of Truss operating under HEXO’s license within the facility until Truss obtains a separate license. Accordingly, as at October 31, 2019, budgeted expenditures of approximately $44,565 remained to bring the facility to a position for non-medical sales and derivative product sales licensing, as well as operational efficiency and improvement needs which do not necessarily correlate to the licensing timeline of the facility.

4 Suspension of the Company’s operations at the facility was not related to the discovery by the Company following its acquisition of Newstrike that cannabis being grown in Block B of the facility was not adequately licensed, as announced by the Company on November 15, 2019. This clarifying disclosure is being provided by the Company at the request of the Ontario Securities Commission (”OSC”) in connection with the continuous disclosure review by the OSC of the Company’s disclosure record.

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As at January 31, 2020 the budget remained unchanged at $112,729. and total costs incurred were approximately $94,525. Additional fit-ups are being considered in the range of $8,000 - $18,000 to accommodate the Company’s new range of products under cannabis 2.0. The remaining budget is $18,204 to bring the facility to a position for non-medical sales and derivative product sales licensing, as well as operational efficiency and improvement needs which do not necessarily correlate to the licensing timeline of the facility. The project is expected to be completed in the later half of fiscal 2020.

As noted in the section ‘Going Concern,’ additional cash resources are required to meet ongoing working capital requirements from operations, maintain compliance with existing debt covenants, fund budgeted capital projects, and launch additional revenue streams. The above completion date of the capital project incorporates management’s plans to secure the necessary financing through the issuance of new public or private equity or debt instruments; through investments in associates; the generation of profits from operations; or, the sale of assets in the future. However, management notes that there is no assurance that additional funding will be available to the Company, which may ultimately impact the estimated timing of completing the capital project. Management also notes that the capital budget remains under assessment and may be revised further to eliminate uncommitted amounts in order to comply with the Company’s cash position.

Montreal, Quebec (distribution)

HEXO’s Montreal Quebec distribution facility is a warehouse and distribution centre, featuring 58,000 sq. ft. of leased commercial space. The facility serves as a warehouse and distribution centre for Quebec adult-use webstore orders for the SQDC, which are managed for the SQDC by HEXO and Metro Supply Chain Group Inc. It houses product from all the licensed producers who have contracts with the SQDC and serves as the sole distribution point for all direct-to-consumer shipments within the Province of Quebec for orders placed through the SQDC online webstore. This facility is fully operational, having commenced operations in October 2018. This facility is regulated by the SQDC and does not require licensing by Health Canada.

Vaughan, Ontario

HEXO’s Vaughan, Ontario facility is its planned food research laboratory for the development of edible products and related intellectual property, featuring 14,200 sq. ft. of leased commercial space. The build out of this facility, which includes a sensory testing area and a complete commercial kitchen, is expected to be completed in March 2020 and is close to completion. Total estimated construction costs for the facility are approximately $1,100. The facility is not yet licensed by Health Canada. Licensing of the facility by Health Canada is dependent on completion of construction and Health Canada inspection and is subject to then prevailing Health Canada processing times.  As at January 31, 2020, approximately $738 of capital expenditures have been incurred as material activities begin, leaving an approximate remaining budget of $362.

Montreal, Quebec (research)

HEXO’s Montreal, Quebec research facility is its planned general research and development laboratory for advanced cannabis platforms (i.e., products and methods of consumption), featuring 19,600 sq. ft. of leased commercial space. The build out of this facility is expected to be completed in May 2020. Total estimated construction costs for the facility are approximately $600. The facility is not yet licensed by Health Canada. Licensing of the facility by Health Canada is dependent on completion of construction and Health Canada inspection and is subject to then prevailing Health Canada processing times. As at January 31, 2020, approximately $142 of capital expenditures have been incurred as material activities begin, leaving an approximate remaining budget of $458.

Ottawa, Ontario	HEXO leases approximately 40,036 sq. ft. of office space in Ottawa, Ontario for its corporate head office.

Purpose Built Manufacturing

We have designed our Belleville facility as a purpose-built manufacturing center. By using specifically designed automation and best in class cannabis technology to streamline our processes, we are focusing on long term cost reductions and improvements to our portfolio wide gross margins.

The process of licensing the Belleville facility occurs in phases, with the first phase of licensing having occurred during the first quarter of fiscal 2020.  This first phase allows for the processing of cannabis and sale of medical cannabis out of the first completed phase of the facility. Currently, the Company is awaiting the approval of the amendment to the Belleville license for the ability to sell both dried adult-use cannabis and derivative products. The Company originally expected this licensing approval to occur within the second quarter of fiscal 2020, however, due to external delays in the process, this has been revised to the second half of fiscal 2020. The Belleville facility will act as the main development and processing facility for HEXO’s cannabis derivative products.

The centralized location of the facility, the Company’s first outside of Quebec, is ideally situated along primary shipping routes to distribute our products and fulfill commitments across Canada. This facility further delivers on our national expansion strategy and ensures necessary capacity for the manufacture of advanced cannabis products, including hash, vapes, non-alcoholic beverages, other edible cannabis products and cosmetics.

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Product Innovation

Empowering the world to have safe and pleasurable cannabis experiences powered by HEXO technology.

Our strategic priorities reflect our belief that companies that achieve large-scale distribution and high brand awareness will drive long-term shareholder value in our industry. We aim to be the best partner for provincial cannabis distribution and retail authorities, while being recognized for delivering our “powered by HEXO” experiences across the full spectrum of products, price points and delivery methods.

HEXO launched its first derivative product, Original Stash OS.Hash10 in March of 2020, We continue to prepare to take advantage of opportunities in the cannabis derivatives market and are looking forward to launching more new products throughout calendar 2020. Products that we intend to introduce include, but are not limited to hash, vapes, edibles, and non-alcoholic beverages through our venture Truss, with Molson Coors Canada.  We plan to add additional product offerings to the portfolio over time. Through HEXO’s proven innovation capability and quality cannabis that the current adult-use market has come to expect, this new platform for cannabis derivative products offers us the ability to target curious new adult-use clientele and attract consumers who may otherwise purchase cannabis from unlicensed dispensaries and black market participants. We will do this by offering legal, safe, consistent, tested and appealing product options.

Our focus on research, innovation, technology and product development also reflects our strategic priorities. Our Innovation team benefits from experiences in CPG innovation and is actively exploring ways to increase our expertise related to cannabis applications and forms of delivery, and to expand our product range.

We established the venture Keystone Isolation Technologies Inc. (“KIT”) of which HEXO holds a 60% interest. Through KIT we believe we have obtained high capacity, top echelon technology for cleaning cannabis and hemp of harmful pesticides, and isolating cannabinoids, which we believe gives us an edge in bringing quality extracts to our potential partners. We believe KIT will provide the Company with high quality extraction technology to facilitate an efficiently processed and consistent supply of CBD and THC to supply the Canadian and global market for cannabis derivatives.

To date the Company has filed 49 patent applications related to various formulations, vape devices, beverages, cultivation and extraction technologies as well as other areas.

The cannabis industry has already recognized us as an innovative leader, as demonstrated by our award-winning products Elixir and decarb. We also offer Fleur de Lune, one of Canada’s first intimate-use cannabis oils.

Beyond the funds required for our currently planned investments in cultivation, distribution and processing capacity, we expect to allocate the majority of our capital to product innovation, development and production. An element of this focus is the development of our Belleville, Ontario facility, which, once fully-licensed, will house manufacturing and distribution for the Company and its future products, as well as the operations of our Truss venture. Full licensing of this facility is dependent on completion of construction and Health Canada inspection and is subject to then prevailing Health Canada processing times. The facility has received its first license, which permits certain packaging activities, and the Company is awaiting an amendment to this license to manufacture edible products. This approach will directly support our continued leadership position in the Canadian cannabis market – as both a distributor and a product innovator.

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Market Leadership

Given the different regulations governing the sale of adult-use cannabis across Canada, the number of large-scale licensed producers and continuously evolving Canadian cannabis economy’s supply and demand conditions, among other factors, we believe the initial years following legalization will be the most critical in determining the future shape of the cannabis industry in Canada, and that early distribution and financial performance will be critical to securing a market position.

For this and other reasons, we have deliberately set out to build a strong position in our initial jurisdiction, Quebec, while making strategic inroads in select other markets across the country through provincial supply agreements and arrangements.  The Company now holds supply agreements and arrangements with entities across ten provinces.

We believe that by offering a diverse house of brands that resonates with consumers across market segments, representing innovation, quality and consistency of experience, we will obtain a leading Canadian market share.

Original Stash

9       MD&A

PRODUCT OFFERINGS

ORIGINAL STASH

Original Stash

ADULT-USE

HEXO recently broadened its house of brands to include Original Stash, a mass market brand that goes back to why we consume cannabis: for the simple pleasure it gives us. Original Stash is focused on frequent Canadian cannabis consumers, who want quality cannabis, but are conscious of legal market premiums.

PRODUCT OFFERINGS

Under our Original Stash brand, HEXO continues to disrupt the market with our first product offering of OS.210, a 28- gram blend of cannabis flower. This volume format is the first of its kind in the legal Canadian market, and HEXO is proud to be able to bring it to Canadian consumers.

QUALITY WEED. TOTALLY LEGIT.

ORIGINAL
STASH

10 MDA

HEXO

Adult-use & Medical

During the first quarter of fiscal 2019, the Company announced HEXO as the adult-use brand name that will serve the legalized Canadian adult-use market. As a brand, HEXO shares the same focus on award-winning product innovation and high-quality cannabis that the market has come to expect from its former medical sister brand, Hydropothecary. The former Hydropothecary medical brand has integrated under the HEXO brand name.

Product Offerings

Currently, HEXO offers 36 product offering variations of its dried cannabis and cannabis-derived products under two product types: dried – flower, milled and pre roll; and oils – Elixir and Fleur de Lune.

Flower, Milled and Pre Roll – The HEXO adult-use brand offers a relatively wide spectrum of CBD and THC levels, through sativa, hybrid and indica plant strains. HEXO offers flower products and milled cannabis products in 3.5g and 15g formats. HEXO also carries pre roll products.

Elixir and Fleur de Lune - Elixir, a cannabis oil sublingual spray product line, includes both a high tetrahydrocannabinol ("THC"), high CBD and 1:1 content, and is Canada's only peppermint-based cannabis oil product. All three products are also available in an MCT carrier oil. Fleur de Lune is one of Canada's first cannabis-based THC intimate oils. Both products provide alternative, smokeless methods to consume cannabis. HEXO offers six oil-based spray products as well as an intimate-use oil product.

HEXO recently was the winner of the 2019 O'Cannabiz Industry Awards for best sativa for its pre-rolls and Helios dried flower. HEXO's Elixir won the "Cannabis Product of the Year" and "Innovation of the Year" awards at the 2018 Canadian Cannabis Awards. HEXO was also nominated for "Brand of the Year." Our decarb product was voted "Top New Product" at the 2017 Canadian Cannabis Awards.

HEXO™

O'CANNABIZ INDUSTRY AWARDS
2019 WINNER
PRE-ROLLS
Best Pre-rolls

O'CANNABIZ INDUSTRY AWARDS
2019 WINNER
HELIOS
Dried Flower - Best Sativa

CANADIAN CANNABIS AWARDS
2018 WINNER
ELIXIR CBD
Cannabis Product of the Year & Innovation of the Year

ADCANN ADVERTISING AWARDS
2018 CAMPAIGN OF THE YEAR
Canada - Never Jaded

CANADIAN CANNABIS AWARDS
2017 WINNER
DECARB
Best New Cannabis Product

CANADIAN CANNABIS AWARDS
2017 FINALIST
ELIXIR THC
Best New Cannabis Product & Top High THC Oil

11 MDA

12 MDA

Canadian Distribution

On October 17, 2018, Canada became the largest nation in the world to offer medical and non-medical, adult-use cannabis nationally. Canadians spent $1.2 billion on non-medical cannabis in the first full year of legalization according to Statistics Canada. With the legalization of the cannabis derivatives market, HEXO believes it is strategically positioned to serve these markets through our relationships, production capacity and innovative products.

All provinces and territories have established their respective cannabis market retail approach, ranging from private entities to government-owned retail, as well as a combined approach in several jurisdictions. We have positioned ourselves through supply agreements and arrangements for distribution within all ten provinces of Canada.

RETAIL DISTRIBUTION CHANNELS BY PROVINCE & TERRITORY

RETAIL DISTRIBUTION BY PROVINCE

13       MD&A

QUEBEC

In Quebec, the SQDC operates the sale and distribution of adult-use cannabis. The SQDC has established 42 retail locations throughout the province, for in-store cannabis sales. It also sells cannabis online.

The Company has a five-year supply contract with the SQDC. During the first-year post-legalization, HEXO sold approximately 10 tonnes of cannabis under this contract, achieving an estimated 33% market share in Quebec based on volume sold and sell through data provided by the SQDC, in line with our market share goal. Although total sales for the first year did not reach the 20 tonnes originally expected under the contract, our actual sales relative to expectations were proportionate to total sales by the SQDC, which only had initial sell-through in year one of roughly half of the total amount it had expected to purchase for all licensed producers.  While the Company had a right under the contract[5] to require the SQDC to purchase the full 20 tonnes of the outstanding commitment during the first year of the agreement 6, the Company did not seek to enforce this right on the belief that it would be short sighted given the general results in the industry and the SQDC’s initial sell-through and from the perspective of its overall business relationship with the SQDC and its position in Quebec.  While HEXO did not achieve the expected volume for year 1. HEXO met its goal of achieving a premiere market share in Quebec and remains a preferred supplier to the SQDC.

While we continue to strive towards maximizing our annual sales with the SQDC,  as of the date of this MD&A, based on current market conditions which include but are not limited to, a continuation of fewer brick and mortar SQDC stores than originally scheduled for initial rollout and evolving and more restrictive provincial regulation over cannabis consumption, we no longer expect to achieve the previously anticipated 35 tonnes in the second year of legalization under our contract with the SQDC, and if these conditions continue, we expect we will not likely achieve the previously anticipated 45 tonnes in the third year of legalization under our contract with the SQDC either. As previously disclosed by the Company, both of these amounts are non-binding targets and there are no requirements for the SQDC to purchase these amounts. Until there is greater clarity and stability of market conditions, it is difficult for the Company  to predict with any degree of certainty what sales levels may be expected or achieved.  In any event, we remain a preferred supplier of the SQDC as we continue to expand our product offerings and achieve maximum sales based on the demands of consumers, and current and evolving market conditions.  We currently supply the SQDC with HEXO and Original Stash brand products.

In addition, and separate from the five-year supply contract we have with the SQDC, we hold a distribution agreement with the SQDC under which we manage, with Metro Supply Chain Group Inc., the warehouse and distribution of products from all licensed producers who have contracts with the SQDC for all direct-to-consumer shipments within the Province of Quebec for Quebec adult-use orders placed through the SQDC’s online webstore. In consideration for its services in managing the warehouse and distribution of these products under the agreement, the Company earns management fees from the SQDC, which are reflected as ancillary revenue in our financial statements.

ONTARIO

In Ontario, a dual private–government approach is used to serve the adult-use market. The government currently offers consumers a variety of cannabis products through online sales by the Ontario Cannabis Store (“OCS”). The province currently has 45 privately owned retail locations open to serve the adult-use market.

We currently hold supply agreements with the OCS, in which we supply the province with HEXO’s Elixir, THC and CBD formulas and Fleur de Lune, and dried cannabis products, as well as a variety of dried flower products under the Up brand.

Most recently, HEXO added the first product offering of Original Stash to its Ontario listings. The Ontario adult-use market now has access to the low price, 28-gram bag product which is aimed to help further reduce the black market’s share.

With the Company’s presence within both private retail and the OCS, we are situated to serve the entire market of Ontario with our listings of combustible and smokeless cannabis products.

ALBERTA

Alberta, which accounts for the highest levels of Canadian cannabis sales, utilizes a dual private–government approach to serve its adult-use market. The province currently has approximately 422 privately owned retail locations.  The Company has received cannabis representative status with the Alberta Gaming, Liquor and Cannabis Board (“ALGC”) to supply it with products offered online and in stores. This will allow HEXO to supply our award-winning THC and CBD oil-based Elixir products as well as nine dried flower cannabis products. HEXO, Original Stash and Up products are currently listed across the province.

BRITISH COLUMBIA

In British Columbia, the adult-use cannabis market is served through a dual private–government approach. The province currently has approximately 154 privately owned retail locations.  The British Columbia Liquor Distribution Branch (“BCLDB”) manages the

5By amendment effective on January 17, 2020, the Company contractually relieved the SQDC of the 1st year obligation to purchase the full 20 tons of the outstanding commitment.

6Further to the disclosure in the Company’s press release dated April 11, 2018 announcing the contract, the Company’s amended and restated short form base shelf prospectus dated December 14, 2018 and the Company’s annual information form dated October 28, 2019 for the year ended July 31, 2019.

14       MD&A

distribution of cannabis and cannabis-based products. We hold supply agreements with the BCLDB, in which we supply our HEXO, Original Stash and Up brand products.

OTHER OBTAINED CANADIAN MARKETS

We currently have established distribution channels within six additional provincial markets including Saskatchewan, Nova Scotia, New Brunswick, Manitoba, Prince Edward Island and Newfoundland and Labrador. These channels include both supply agreements and supplier arrangements with provincial governments and private retailers.

hexo u.s.

The Company established its wholly owned U.S. based entity HEXO USA Inc on May 19, 2019, to facilitate expansion into the US market.

We believe that strategic partners will be able to benefit from HEXO’s innovative product development, advanced research and development, intellectual property portfolio (pending patent approvals), low production cost, licensed infrastructure and regulatory know-how. These same strategic partnerships will provide the Company with established global distribution platforms and product expertise.

The Company is aiming to enter select U.S. states over the course of the next calendar year and is taking important strides to offer its “powered by HEXO” products through KIT and our future partners, to the U.S. CBD markets, to the extent that such activities fully comply with applicable U.S. federal and state laws, including U.S. Food and Drug Administration requirements. The Company does not currently have and is not the process of developing marijuana-related activities in U.S., even in U.S. states where such activity has been authorized within a state regulatory framework. As such, the Company is not and would not be considered in the future a “U.S. Marijuana Issuer” within the meaning set forth in CSA Staff Notice 51-352 (Revised) Issuers with U.S. Marijuana-Related Activities.

HEXO MED

In October, 2018 the Company formed HEXO Med S.A (“HEXO MED”) a joint venture with QNBS P.C. in Greece for the development of 350,000 sq. ft. license facility that will be used for the manufacturing, processing, and distribution of medical cannabis products, “powered by HEXO”, destined for the European market. While HEXO MED received its European medical cannabis license in June 2019, plans have not been finalized for the development and construction of the manufacturing facility. Given the current capital obligations of the Company, further funding plans have been deferred.

Corporate Restructuring

During the period, the Company initiated a comprehensive evaluation of its operations in order to adjust to the new economic conditions of the Canadian cannabis industry. As a result, the Company is rightsizing its operations to adjust to this evolving market and regulatory environment with a view towards profitability and long-term stability. Subsequently, as part of these changes to its operations, the Company has eliminated approximately 200 positions across its departments and locations and activities have been suspended by the Company at the Niagara facility acquired from Newstrike and in 200,000 sq. ft. comprising the final 5th phase of B9 at  the Gatineau facility. The actions taken are intended to rightsize the organization to match the revenue the Company expects to achieve in fiscal 2020.The Company continues to monitor the changing Canadian cannabis economic landscape whilst implementing its new budgetary and operating initiatives for fiscal 2020, in attempts to meet its goal of a positive Adjusted EBITDA in the first half of fiscal 2021. See material assumptions in section “OUTLOOK.”

Corporate Social Responsibility

At HEXO, our goal is to be one of Canada’s leading cannabis producers and processors. We know that if we want to achieve our goal, we need to think about more than just our products and prices. We must also examine the way our operations impact the natural and social environment on a local, provincial and national level. HEXO is monitoring and reporting on its greenhouse gas emissions, setting targets to reduce them, and offsetting its footprint. We will also be reporting on other Environment, Social and Governance (ESG) impact areas based on Global Reporting Initiatives (GRI) standards. Our Corporate Social Responsibility Charter focuses on four priorities: People, Public, Products and Planet.

Other Corporate Highlights and Events

HEXO Launches its Newest Cannabis Value Brand, Original Stash, within Ontario, Alberta and British Columbia

During the period, the Company launched its newest brand Original Stash within the OCS, ALGC and BCLDB. Original Stash is the Company’s low-cost product line, aiming to attract consumers who may otherwise purchase cannabis from unlicenced dispensaries and black market participants. Original Stash will be offered in 28 gram (1 oz) quantities at black market prices.

15       MD&A

Closing of $70 Million Private Placement

On December 6, 2019, the Company closed a private placement of 8.0% unsecured convertible debentures for gross aggregate proceeds of $70,000, maturing on December 5, 2022. The debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $3.16 per share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $7.50 for any 15 consecutive trading days.

Closing of USD$25 Million Registered Direct Offering

On December 31, 2019 the Company closed a registered direct offering with institutional investors for under which the purchase and sale. Company sold of 14,970,062 common shares at an offering price of USD$1.67 per share for gross proceeds of USD$25,000 before deducting fees and other estimated offering expenses, pursuant to a registered direct offering (the “Offering”). The Company has also agreed to issue to the investors common share purchase warrants to purchase 7,485,032 common shares of the Company. The warrants will have a five year-term and an exercise price of USD$2.45 per share.

Closing of USD$20 Million Registered Direct Offering

On January 21, 2020 the Company closed a registered direct offering with institutional investors. Under this offering, under which the Company sold 11,976,048 common shares at an offering price of USD$1.67 per share for gross proceeds of USD$20,000 before deducting fees and other estimated offering expenses. The Company also issued to the investors common share purchase warrants to purchase 5,988,024 common shares of the Company. The warrants will have a five year-term and an exercise price of USD$2.45 per share. A.G.P./Alliance Global Partners acted as sole placement agent for the offering.

Truss First Product Offering: Update

As of the date of this MD&A, Truss is working towards the launch of its cannabis infused beverages into the cannabis 2.0 market, focusing on the development of its formulations and product branding initiatives, and working with the Company to put in place the infrastructure required to bring its operations online at the Belleville facility. Truss will operate out of a separate space at the Belleville facility in which it will create infused beverages, while HEXO will run production and transformation operations for the cannabis infusion of the beverages in its separate space in the Belleville facility. Truss’ operations will be conducted under HEXO’s license for the facility until Truss obtains its own separate license. Truss did not have active operations during the period.

Niagara Facility Licensing Issue

On November 15, 2019, the Company announced that following its acquisition of Newstrike, it had discovered that cannabis being grown in “Block B” of the Niagara facility was not adequately licensed. Following this discovery, which occurred on July 29, 2019 as a result of the Company’s application to Health Canada requesting the designation of a new alternate quality assurance person at the facility 7, it was promptly reported to Health Canada, and the Company ceased cultivation and production activities in Block B and took other appropriate corrective actions, with which Health Canada was satisfied. Health Canada eventually renewed the licence for the facility in November 2019, including Block B. While operations at the facility were suspended in October 2019 due to the Company’s cost-cutting measures, it is fully licensed. The deficiencies in the licensing of Block B were not considered by the Company to have a material impact on its operations and business.  The Company did not file a material change report with respect to this matter on the basis that it did not consider this matter to be a change in its business or operations that would reasonably be expected to have a significant effect on the market price or value of any of its securities in the particular circumstances. The Company regards the Block B licensing issue as a technical matter that is not and was not material. Block B was only one section of the Niagara facility, representing approximately 17% of the facility (i.e., 77,000 sq. ft. of 455,000 sq. ft.), or approximately 4% of the Issuer’s total cultivation facilities (i.e., 77,000 sq. ft. of 1,779,000 sq. ft.). Health Canada did not require destruction of any inventory, nor did they prevent the Company from selling any of the inventories produced from the Niagara facility as part of the Block B licensing issue.

7 During the review of this application, Health Canada noted that the rooms in the facility that were approved under the licence for the Niagara facility, which had been issued to Up Cannabis Inc. (“Up Cannabis”), a subsidiary of Newstrike, were not included within the site details portion in Health Canada’s Cannabis Tracking and Licensing System (the “CTLS”). As this information was required, Health Canada provided the Issuer with a chart to be filled out by it identifying the rooms in the facility and the activities applicable to each of them. Upon completing the chart on July 29, 2019, HEXO discovered that the Block B cultivation space appeared to be missing from the site details submitted to Health Canada.

Having become aware of a potential licensing gap with the Block B cultivation space, the Issuer notified Health Canada of the situation on July 30, 2019 and started an investigation into the matter. It was determined this was due to confusion about the phase in of various rooms in the Niagara facility as it was being retrofitted and how it related to various amendments being made to its licence for the various phases. From February 5, 2019 to February 7, 2019, while it was operated by Newstrike, Health Canada inspectors inspected the Niagara facility. During this visit, the inspectors toured Block B and no comments or concerns were brought up about cultivation in this space, which further reinforced the assumption that it was included as a cultivation space under the facility’s licence. Health Canada subsequently inspected the facility on August 21, 2019. The inspection report noted that the Block B licensing issue had been identified by the Issuer and reported to Health Canada, the Issuer was working with Health Canada on next steps and had submitted an amendment to include Block B in the licence, and no activities were observed in the room at the time of inspection. The facility was given a “compliant” compliance rating in the Inspection Report.

16       MD&A

17       MD&A

Non-IFRS Measures

We have included certain non-IFRS performance measures in this MD&A, as defined in this section. We employ these measures internally to measure our operating and financial performance. We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SHIPPED REVENUE

Shipped revenue represents the sales figure derived from the gross sale of adult-use, medical and whole sale cannabis under the normal course of business prior to the adjustments for sales return provisions, price concessions and excise taxes. The measure provides management and user of this report visibility over the Company’s pre-adjusted true gross sales figures and the ability to observe the impact of provisions for sales returns, price concessions and excise taxes to arrive at net revenue.

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“Adjusted EBITDA”)

The Company has identified Adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as Total net loss, plus (minus) income taxes (recovery), plus (minus) finance expense (income) net, plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments, plus (minus) non-recurring expenses, plus (minus) other non-cash items. See Adjusted EBITDA table for those items comprising investment (gains)/losses, non-cash fair value adjustments, non-recurring expenses and other non-cash items. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings.

Key Operating Performance Indicators

We have included certain key operating performance indicators within this MD&A, as defined in this section. We utilize these metrics internally for a range of purposes such as critical inputs in fair valuation techniques to evaluating the operating performance results in a given period.

EXPECTED PLANT YIELD

The expected plant yield is utilized in the valuation of biological assets on hand as at the period end. This represents an unobservable input to a level 3 fair value estimate and is derived from the Company’s historical harvests as well as the expertise of the appropriate personnel. A sensitivity analysis over this input was performed and included in the ‘Biological Assets – Fair Value Measurement’ section below.

PRODUCTION CAPACITY

The production capacity disclosed throughout this report represents management’s best estimate and is derived from the historical actual output of production as well as the use of cultivation expertise existing within the Company.

KILOGRAMS PRODUCED

The kilograms harvested during the period representing the amount of dried gram and dried gram equivalents harvested and produced from biological assets but not necessarily sold during the period.

Other Defined Additional IFRS Measure

We have included the below additional IFRS measure as this represents a cannabis industry financial statement line item and is present within the Company’s statement of loss and comprehensive loss for the three and six months ended January 31, 2020.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS

We utilize this measure to provide a representation of performance in the period by excluding the fair value measurements as required by IFRS, realized fair value amounts on inventory sold, unrealized gain on changes in fair value of biological assets, write-off of biological assets and destruction costs and write down of inventory to net realizable value. We believe this measure provides useful information as it represents the gross margin for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold. In accordance with CSA 51-357 Staff Notice issued in October 2018, we utilize an adjusted gross margin to provide a representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross margin for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest

18	MD&A

inventory sold as well as fair value adjustments to net realizable value, which represents the fair value measured portion of inventory cost (“fair value cost adjustment”) recognized as cost of goods sold.

Operational and Financial Highlights

KEY FINANCIAL PERFORMANCE INDICATORS

Summary of results for the three and six months ended January 31, 2020 and 2019:

	For the three months ended		For the six months ended
Income Statement Snapshot	January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019
	$	$	$	$
Revenue from sale of goods	23,817	16,179	43,114	22,809
Excise taxes	(6,861)	(2,803)	(11,699)	(3,817)
Net revenue from sale of goods	16,956	13,376	31,415	18,992
Ancillary revenue	51	62	92	109
Gross margin before fair value adjustments	5,676	6,939	10,114	9,772
Gross margin	(7,912)	11,603	(28,966)	18,842
Operating expenses	(281,506)	(18,486)	(321,030)	(40,524)
Loss from operations	(289,418)	(6,883)	(349,996)	(21,682)
Other income/(expenses and losses)	(8,749)	2,558	(14,325)	4,553
Net loss before tax	(298,167)	(4,325)	(364,321)	(17,129)
Tax recovery	–	–	6,023	–
Total Net loss	(298,167)	(4,325)	(358,298)	(17,129)

For the three months ended
Operational Results	January 31, 2020	October 31, 2019	July 31, 2019	April 30, 2019	January 31, 2019
Avg. gross selling price of adult-use dried gram & gram equivalents ($)	3.49	4.35	4.74	5.29	5.83
Kilograms sold of adult-use dried gram & gram equivalents (kg)	6,579	4,196	4,009	2,759	2,537
Avg. gross selling price of medical dried gram & gram equivalents ($)	7.87	8.12	8.34	9.12	9.13
Kilograms sold of medical dried gram & gram equivalents (kg)	107	129	137	145	152
Avg. gross selling price of wholesale dried gram & gram equivalents ($)	–	–	0.56	–	–
Kilograms sold of wholesale dried gram & gram equivalents (kg)	–	–	672	–	–

Total kilograms produced of dried gram equivalents (kg)	22,305	16,107	16,824	9,804	4,938

Q2 PERIOD HIGHLIGHTS

●	Total revenue from sales in the quarter increased 47% to $23,817 when compared to the same quarter of fiscal 2019.

●	Total revenue from sales in the quarter increased 23% from $19,297 in the first quarter of fiscal 2020.

●	Adult-use grams and gram equivalents sold increased 57% to 6,579 kg from 4,196 kg from the prior quarter.

●	As at January 31, 2020, the Company held working capital of $189,210.

●	Production levels increased to 22,305 kg of harvested net weight product from 16,107 kg in the previous quarter. Historically, the Company realizes its lowest harvest yields in the first quarter of the fiscal year due to the impact of late summers climate.

●	The Company recorded impairments to goodwill, intangible assets and property, plant and equipment of $111,877, $106,189 and $32,082, respectively.

●	The Company has issued a going concern note (Note 1) within its interim financial statements for the three and six months ended January 31, 2020. See section ‘Going Concern.’

19	MD&A

Summary of Results

Revenue

	Q2’20	Q1’20	Q4’ 19	Q3 ’19	Q2 ’19
ADULT-USE Adult-use cannabis gross revenue	$22,983	$18,250	$18,997	$14,607	$14,792
Adult-use excise taxes	(6,722)	(4,666)	(4,937)	(2,741)	(2,587)
Adult-use cannabis net revenue	16,261	13,584	14,060	11,866	12,205
Dried grams and gram equivalents sold (kg)	6,579	4,196	4,009	2,759	2,537
Adult-use gross revenue/gram equivalent	$3.49	$4.35	$4.74	$5.29	$5.83
Adult-use net revenue/gram equivalent	$2.47	$3.24	$3.51	$4.30	$4.81

MEDICAL
Medical cannabis gross revenue	$834	$1,047	$1,142	$1,323	$1,387
Medical cannabis excise taxes	(139)	(173)	(185)	(233)	(216)
Medical cannabis net revenue	695	874	957	1,090	1,171
Dried grams and gram equivalents sold (kg)	107	129	137	145	152
Medical gross revenue/gram equivalent	$7.87	$8.12	$8.34	$9.12	$9.13
Medical net revenue/gram equivalent	$6.50	$6.78	$6.99	$7.52	$7.70

WHOLESALE
Wholesale cannabis gross revenue	$–	$–	$378	$–	$–
Wholesale cannabis excise taxes	–	–	–	–	–
Wholesale cannabis net revenue	–	–	378	–	–
Dried grams and gram equivalents sold (kg)	–	–	672	–	–
Wholesale gross revenue/gram equivalent	$–	$–	$0.56	$–	$–
Wholesale net revenue/gram equivalent	$–	$–	$0.56	$–	$–
ANCILLARY REVENUE[1]	$51	$41	$29	$61	$62
Total net revenue	$17,007	$14,499	$15,424	$13,017	$13,438

1 Revenue outside of the primary operations of the Company.

Total net revenue in the second quarter of fiscal 2020 increased sequentially to $17,007 from $14,499 and from $13,438 in the same period of fiscal 2019 for those reasons outlined below. Beginning in the fourth quarter of fiscal 2019, adult-use revenues began to be impacted by sales returns and price concessions due to evolving market conditions. These conditions and therefore returns and concessions were not yet present in the second quarter of fiscal 2019.

Non-cannabis ancillary sales remained relatively flat at $51 when compared to $41 in the first quarter of fiscal 2020, and $62 in the comparative period of fiscal 2019. These revenues are derived from a management agreement held by the Company with arms-length partners.

OUTLOOK

The Company expects to be Adjusted EBITDA positive in the first half of fiscal 2021, subject to certain assumptions regarding store count, operational improvements and cost saving initiatives.

Assumptions built into the forecasted Adjusted EBITDA are partially based on the following: forecasted store rollouts based on conversations with Provincial Boards; THC improvement from cultivation which are expected to lead to improved sales of favourably priced products; new product rollouts of Vapes, Extracts, Edibles and Pre-rolls between March and May of 2020; Growth in sales to provinces outside Quebec; Changes to captive D&O Insurance resulting in cost savings; and operating expense driven by restructuring, reduced travel and consultants. These assumptions are exclusive of COVID-19 effects, which could be material.

20	MD&A

ADULT-USE SALES

During the three months ended January 31, 2020, the Company recorded adult-use sales from cannabis of $22,983, an increase of 26% ($18,250) from previous quarter and 55% ($14,792) from the comparative period of fiscal 2019.

The primary driver of the Company’s increased sales during the period from the first quarter of fiscal 2020 was the launch of Original Stash in Ontario, British Columbia and Alberta during the current period, and the significantly increased sales in Quebec after the initial launch in the previous period. These increased sales of Original Stash are also the cause of the reduced price to per gram before excise taxes which fell to $3.49 from $4.35 during the period, as these “bulk” 28 g per unit sales represents one of the first value priced products in the Canadian market and the first 28g format. Original Stash is priced below our existing HEXO or premium UP brands. Approximately 72% of the Original Stash volume sold was to the SQDC which consequently contributed an additional $7,499 (an increase of 61%) of the Company’s sales this period from the first quarter fiscal 2020. During the period the Company’s sales to the OCS and ALGC decreased by 33% and 40% respectively, while sales to the BCLDB increased 224%. The reduction in revenues from the OCS were due to a larger product mix of Original Stash which commands a lower price per gram. Total ALGC sales declined due to the increased returns provision of $521 in the quarter due to slower sell through on the recently reduced price dried flower sales. The increase in sales to the BCLDB in the period is the result of the introduction of the Company’s dried product offerings to the province which previously only offered oil products.

Sales in the current quarter as compared to the comparative period of fiscal 2019 increased due to the above stated influencing factors as well as the following;

●	The Company has grown its house of brands since the second quarter of fiscal 2019 by adding the premium line UP and its value brand Original Stash.

●	In the current period, the Company is present in all ten provinces of Canada, as opposed to just four in the comparative period.

●	There existed no market conditions indicating a requirement for price concessions or sales return allowances in the second quarter of fiscal 2019, as the legalized Canadian cannabis market was only a few months old.

Adult-use volume sold in the period increased 57% to 6,579 kg compared with 4,196 kg in the previous period. With the introduction of Original Stash to the OCS in the period, an additional 582 kg was sold, while simultaneously, sales volumes of Original Stash to the SQDC were increased by 1,842 kg from the prior quarter due to the products popularity. Original stash consists of 28 g per sales unit thus increases the Company’s volume per unit sold. Sales volumes sold to the SQDC, OCS and ALGC grew to 5,400 kg, 600 kg and 353 kg from the previous quarter, representing an increase of 75%, 46% and 117%, respectively. Sales volumes sold to the ALGC remaining relatively flat resulting in a minor decrease of 3% from the previous quarter. Original stash consists of 28 g per sales unit thus increases the Company’s volume per unit sold.

Sales volume in the second quarter of fiscal 2020 increased 159% from 2,537 kg equivalents sold in the second quarter of fiscal 2019. The Company has diversified its geographical market penetration when compared to the same period of the previous fiscal year, with the addition of six more provinces, the Company’s house of brands has also expanded to include the premium UP brand and the mass market Original Stash.

Dried grams sold during the period continue to be the leading sales generator for the Company, contributing 98% of the total volume sold in the period, an increase from 97% from the prior period and 85% in comparative period of fiscal 2019.

	Q2’20	Q1’20	Q4’ 19	Q3 ’19	Q2 ’19
Shipped Revenue	$24,425	$20,228	$22,808	$14,607	$14,792
Less: price concessions	(249)	(1,244)	(2,847)	–	–
Less: provision for sales returns	(1,193)	(734)	(964)	–	–
Revenue from sale of adult-use cannabis	22,983	18,250	18,997	14,607	14,792
Excise taxes	(6,722)	(4,666)	(4,937)	(2,741)	(2,587)
Net revenue from sale of adult-use cannabis	$16,261	$13,584	$14,060	$11,866	$12,205

During the three months ended January 31, 2020, the adult-use shipped revenue increased 21% from the previous quarter to $24,425 and 65% from the comparative period of fiscal 2019. The Company underwent price concessions beginning in the fourth quarter of fiscal 2019 due to the newly present market conditions such as competition, consumer preferences and product demand. These concessions have tapered over the past few quarters to $249 in the period, as the market prices continue to settle. The Company also began to provide for sales returns beginning at the end of fiscal year 2019. The provision is reflective of a general best estimate provision for returns on the Company’s assessment of sell-through and slow-moving inventory amongst its clients. The increased return provision in the current period is due to the slower than anticipated ALGC based dried flower sales which were impacted by reduced prices in previous quarters.

21	MD&A

MEDICAL SALES

Gross medical revenue in the three months ended January 31, 2020 decreased 20% to $834 compared to $1,047 in the first quarter of fiscal 2020. Driving this decrease were 17% fewer grams and gram equivalents sold during the quarter amounting to 107 kg sold compared to 129 kg in the first quarter of fiscal 2020. The average revenue per gram and gram equivalent before excise taxes decreased to $7.87 from $8.12 in the first quarter of fiscal 2020 and from $9.13 in the comparative period of fiscal 2019. The driving force behind these reductions is a general reduced selling prices as witnessed in the cannabis market during the later half of calendar 2019. The legalized adult-use market had only one full quarter elapsed as at January 31, 2019 and the medical market and pricing has since been adapted to reflect the new more competitive, economic conditions.

Gross medical sales decreased by 40% from $1,387 and total gram and gram equivalents sold decreased 30% from 152 kg in the comparative quarter of fiscal 2019. This is decrease is the result of a gradual shift towards more adult-use sales and fewer medical avenue-based revenues quarter after quarter since legalization in early fiscal 2019.

WHOLESALE SALES

These sales pertain to transactions held between the Company and other licensed producers. The characteristics of such sales are generally large quantities at reduced prices per gram and gram equivalent. These sales are also free of excise taxes as this burden belongs to the acquirer and ultimately the seller of the cannabis products.

There was no wholesaling activity in the first two fiscal quarters of fiscal 2020. Currently, the Company’s primary focus remains on the adult-use retail market, however, additional wholesaling opportunities are being assessed and evaluated as they arise.

Cost of Sales, Excise Taxes and Fair Value Adjustments

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, depreciation and applicable stock-based compensation and direct and indirect overhead.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process less expected cost to complete and selling costs and includes certain management estimates.

	For the three months ended		For the six months ended
	January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019
	$	$	$	$
Excise taxes	6,861	2,803	11,699	3,817
Cost of sales	11,331	6,499	21,393	9,329
Realized fair value amounts on inventory sold	5,447	3,690	15,283	4,407
Unrealized gain on changes in fair value of biological assets	(7,948)	(8,354)	(14,999)	(13,477)
Write off of biological assets and destruction costs	–	–	663	–
Write off of inventory	–	–	2,175	–
Write down of inventory to net realizable value	16,089	–	39,130	–

Excise taxes began to be incurred upon legalization on October 17, 2018 and are applicable to the adult-use revenues and medical sales achieved thereafter. Excise taxes are presented against the revenue generated by the sale of cannabis to derive the Company’s net revenues on cannabis sales. Excise taxes are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products.

The current periods excise taxes increased when compared to the second quarter of fiscal 2019, which is the result of with the increased sales in the period. However, as a percentage of revenues, excise taxes have grown to 27% as compared to around 18% in the comparative period. This is due to the popularity of the Company’s Original Stash brand which possess a relatively low sales price per gram and thus inflates the excise tax expenses per sales dollar earned.

During the six months ended January 31, 2019 total excise taxes increased significantly as compared to the comparable period. However, in the six months ended January 31, 2019, a stub period existed of two weeks of excise tax applicable sales activity towards the end of the first quarter, thus causing the greater increase compared to the current period which contains two full quarters of excise tax applicable sales. Excise taxes are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products.

Cost of sales for the quarter ended January 31, 2020 were $11,331, compared to $6,499 for the same quarter ended in fiscal 2019. The increase in cost of sales is the result of increased sales volumes as well as higher overhead and other indirect allocated costs to inventory.

22	MD&A

During the six months ended January 31, 2020, total cost of sales increased is the result of increased sales volumes, part of which is due to the legalized adult-use market being only applicable to the stub period of October 17, 2018 to October 31, 2018 in the comparative period, and for those reasons as outlined above.

The realized fair value adjustment on inventory sold for the second quarter ended January 31, 2020 was $5,447 compared to $3,690 for the same period of fiscal 2019. This variance is primarily due to increased sales volumes of inventory sold when compared to the same quarter in fiscal year 2019. This increase is offset on a net basis by a decrease in the inherent fair value per gram and gram equivalent sold when compared to the second quarter of fiscal 2019, due to pricing adjustments reflecting current market conditions.

The unrealized gain on changes in fair value of biological assets for the current quarter was ($7,948) compared to ($8,354) for the same quarter ended in fiscal 2019. This variance is due to an increase in the total number of plants on hand which grew to 270,683 from 146,145, due to increased production space held by the Company. However, this increase to the total number of plants is offset by the significantly reduced fair value of these plants based upon the decreased selling price fair value input.

The change in fair value adjustments on the sale of inventory and biological assets for the six months ended January 31, 2020 as compared to the comparative period of fiscal 2019 were based upon the factors as noted above.

During the first quarter of fiscal 2020, the Company incurred a write off on its biological assets and inventory of $663 and $2,175, respectively due to the halted production at the Niagara facility as discussed in section – Corporate Restructuring. This amount is comprised of $438 of biological asset impairment, $225 incurred associated with destruction costs of biological assets and $2,175 incurred for the destruction of inventory.

The Company incurred write downs on inventory to net realizable value of $16,089 during the three months ended January 31, 2020. These losses were due to the following;

●	Write down of surplus cannabis trim (trim is primarily used for extraction purposes) and milled products the amount of $3,082 due to an excess of stock relative to the Company’s short-term demand for cannabis distillate production;

●	Write down of concentrated bulk purchase of $11,766 due, in part to an oversupply in the bulk product market, of which lowered the value when compared to the contracted price. The purchase of bulk product was supplied through the acquired supply agreement acquired through the Company’s acquisition of Newstrike. This supply agreement is currently the subject of litigation and is alleged by the Company to be void as it was negotiated in bad faith at prices well in excess of market; and

●	Write down in the amount of $1,241 was recognized due to costs related to packaging reconfiguration.

The Company write downs on inventory to net realizable value of $23,041 during the three months ended October 31, 2019. The impairment losses were realized on the Company’s inventory and were comprised of the following;

●	Write down of a surplus of cannabis trim (trim is primarily used for extraction purposes) and milled products the amount of $14,016 due to an excess of stock relative to the Company’s short-term demand for cannabis distillate production;

●	Write down of bulk purchased product of $4,400 due, in part, to an oversupply in the market of bulk products with lower potencies as well as a relatively low value when compared to competing bulk goods with a higher potency in the current adult-use market;

●	Write down of oil based finished goods of $3,436 due a surplus of finished goods as oil-based products haven’t captured the market share as originally estimated. Also contributing to the impairment is the decision made by certain provinces to return oil products with packaged dates greater than 3 to 4 months old and

●	Write down of finished goods of $1,186 which are required to be archived as at October 31, 2019 and possess a net realizable value of $nil.

These write downs of inventory are primarily the result the Company’s economic risk assumed in the Canadian cannabis industry. Most notably, the recent economic climate changed in which, market prices and demands have been revised and adjusted to reflect current information and actual results obtained during the first year of recreational legalization in Canada. These changes included reduced average selling prices per gram and gram equivalents, as well as modified market demands for certain cannabis products ranging from specific active ingredient contents to method of consumption. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company’s future financial results. See “Risk Factors” for additional economic and inventory risks.

Operating Expenses

For the three months ended		For the six months ended
January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019

23      MD&A

	For the three months ended		For the six months ended
	January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019

General and administration	$14,446	$8,161	$30,419	$13,076
Marketing and promotion	377	4,839	6,596	16,550
Share-based compensation	7,903	4,960	16,067	9,649
Research and development	1,201	–	2,945	–
Amortization of intangible assets	1,683	74	3,350	224
Depreciation of property, plant and equipment	1,992	452	3,325	1,025
Restructuring costs	259	–	3,981	–
Impairment of property, plant and equipment	32,082	–	32,784	–
Impairment of intangible assets	106,189	–	106,189	–
Impairment of goodwill	111,877	–	111,877	–
Realization of onerous contract	3,000	–	3,000	–
Disposal of long lived assets	497	–	497	–
Total	$281,506	$18,486	$321,030	$40,524

Operating expenses include general and administrative expenses, marketing and promotion, share-based compensation, research and development, and depreciation/amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing and promotion staff, and general corporate communications expenses. General and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $14,446 from $8,161 in the three months ended January 31, 2020, compared to the comparative period of previously fiscal year. This increase reflects the general increase to the scale of our operations, including an increase in management, general, finance and administrative staff which lead to an increase of $3,230 to wages and payroll related expenses. When compared to the second quarter of fiscal 2019, an increase of $1,544 was realized for additional commercial insurance costs and directors and officer’s insurance due to the Company’s NYSE listing. Professional services such as audit fees and other accounting advisory services contributed $861 of additional expenses in the period as compared to the prior fiscal years second quarter.

Total general and administrative expenses for the six months ended January 31, 2020 increased to $30,419 from $13,076 as compared to the same period of fiscal 2019 for those reasons as outlined above.

MARKETING AND PROMOTION

Marketing and promotion expenses decreased significantly to $377 from $6,220 in the previous quarter. This is the direct result of the Company’s efforts to right size its operations and reduce its operating expenses. The decrease of $5,843 is primarily attributable to promotional and sponsorship campaign reduced spending as well as a reduced headcount in the relevant departments.

Marketing and promotion for the current quarter decreased to $377 from $4,839 as compared to the same period of fiscal 2019 for those reasons as outlined above.

During the six months ended January 31, 2020 total market and promotion expenses of $6,596 decreased significantly relative to six months ended January 31, 2019. This decrease in fiscal 2020 is due to the timing of legalization to the Canadian cannabis adult-use market. In the prior year’s first two fiscal quarters, the Company underwent major campaigns to establish its market presence and build the brand of HEXO through several marketing venues. In subsequent periods, these efforts were scaled back closer to reflecting a normalized quarterly cost to the Company up until the current period. Marketing and promotional expenses in the current period are reflective of the appropriate staff and travel-related expenses, printing and promotional materials and campaigns as well as advertisement costs.

RESEARCH AND DEVELOPMENT (“R&D”)

The Company incurred R&D related expensed of $1,201 during the three months ended January 31, 2020. The Company began realizing significant R&D expenses during the fourth quarter of fiscal 2019. Quarter over quarter R&D expenses decreased by $543 from $1,744 in the first quarter of fiscal 2020. This decrease in part the result of a reduction to the R&D departments headcount and the resultant lower payroll expenses of $250. During the quarter, the Company also reduced its external R&D consultant expenses by $250.

SHARE-BASED COMPENSATION

Share-based compensation increased to $7,903 as compared to $4,960 for the same period in fiscal 2019. This increase is a result of the increased number of issued and outstanding stock options and restricted share units when compared to the prior period which were

24      MD&A

25,650,624 and 14,714,000, respectively. The underlying market prices at the grant dates and therefore, the expensed fair value of the outstanding options in the period, on average, were higher than those outstanding in the second quarter of fiscal 2019.

Total stock-based compensation for the six months ended January 31, 2020 increased to $16,067 from $9,649 as compared to the same period of fiscal 2019 for those reasons as outlined above.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Amortization of property, plant and equipment increased to $1,992 in the quarter, compared with $452 for the same period in fiscal 2019. The increase is due to the general increased scale of operations of the Company and the acquisition of Newstrikes capital assets at fair market value which took place on May 24, 2019. The resultant additions to office furniture, vehicles and other equipment in which the associated depreciation is not capitalized to inventory increased the total depreciation when compared to the prior fiscal years second quarter. Also, reflected in the increase is the depreciation of the Company’s right-of-use assets which contributed $1,131 in the period due to the adoption of IFRS 16 – Leases which took place August 1, 2019.

Total depreciation of property, plant and equipment for the six months ended January 31, 2020 increased to $3,325 from $1,025 as compared to the same period of fiscal 2019 for those reasons as outlined above.

AMORTIZATION OF INTANGIBLE ASSETS

Amortization of intangible assets increased significantly to $1,683 in the quarter, compared with $74 for the same period in fiscal 2019. The cause of this increase is the result of the additional amortization incurred over the fair market value of the identified $113,888 cultivation and license intangible assets obtained on May 24, 2019 as part of the Newstrike acquisition.

Total amortization of intangible assets for the six months ended January 31, 2020 increased to $3,350 from $224 as compared to the same period of fiscal 2019 for those reasons as outlined above.

RESTRUCTURING COSTS

During the three and six months ended January 31, 2020, the Company incurred restructuring costs associated to the rightsizing of operations. These expenses are the result of the restructuring efforts as discussed in the section – Corporate Restructuring. These costs amounted to $259 and $3,981, respectively and were primarily comprised of severance and other payroll related termination costs. These expenses are deemed non-operating related as they are not result of the Company normal operating activities and therefore, have not been included in the net operating loss. There were no restructuring costs incurred during fiscal year 2019.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

Operations at the Niagara facility had previously been halted as a result of the Company’s restructuring plans, see – Corporate Restructuring’. On March 2, 2020, the Company completed a strategic review of its cultivation capacity and made the decision to market the Niagara facility for sale. As a result, the carrying amount of the Niagara facility is expected to be recovered principally through sale rather than through continuing use.

The recoverable amount was determined by reference to fair value less costs of disposal using a market approach. The market approach was based on comparable transactions for similar assets, which is categorized within Level 2 of the fair value hierarchy. As a result, an impairment loss of $31,606 was recorded in property, plant and equipment as at January 31, 2020. See note 10 of the consolidated interim financial statements for the three and six months ended January 31, 2020. There was no impairment of property, plant and equipment in the comparative period. The Company incurred impairment losses of $1,178 related to its right of use assets no longer utilized by the Company.

IMPAIRMENT OF INTANGIBLE ASSETS

In connection with the impairment loss of the Niagara facility’s property, plant and equipment the Company recorded an impairment loss of $106,189 relating to the cultivation and processing licenses associated with the Niagara facility. The licenses were acquired on the purchase of Newstrike and were recorded at fair market value. See note 11 of the consolidated interim financial statements for the three and six months ended January 31, 2020. There was no impairment of intangible assets in the comparative period.

IMPAIRMENT OF GOODWILL

During the three months ended January 31, 2020, the Company recorded $111,877 of impairment of goodwill. Goodwill is monitored at the operating segment level, which is a company-wide level. As at January 31, 2020, the carrying amount of the Company’s total net assets significantly exceeded the Company’s market capitalization. In addition, slower than expected retail store roll outs in Canada and delays in government approval for cannabis derivative products resulted in a constrained distribution channels which have adversely affected overall market sales and profitability. As a result of these factors, management performed an indicator-based impairment test of Goodwill as at January 31, 2020.

The Company has allocated all of its goodwill to the corporate level HEXO cost generating unit for impairment testing purposes, as this is the level at which management monitors goodwill. The recoverable amount was determined based on fair value less cost of disposal using a market-based approach based on the market capitalisation of the Company as at January 31, 2020. The assessment concluded that a full write down of goodwill was applicable.

The significant assumptions applied in the determination of the recoverable amount are described in note 12 of the interim financial statements for the three and six months ended January 31, 2020. There was no impairment of goodwill in the comparative period.

25      MD&A

Loss from Operations

The loss from operations for during the quarter was ($289,418), compared to ($6,883) for the same period in fiscal 2019. This increase is attributable to those variances as outlined above.

Other Income and Losses

Total other income and (losses) were ($8,749) for the three months ended January 31, 2020 compared to the other income of $2,558 in the same period of fiscal 2019.

During the period interest and financing expenses increased to ($3,598) from ($8) primarily due to the $70,000 issued unsecured convertible debentures which incurred accrued and accreted interest expenses. The Company’s share in the loss of its respective joint ventures and associate increased to ($1,591), an increase of ($1,108) from the comparative period, due to their respective increased scale of operations and ramped up operating losses. The Company’s convertible debenture incurred an unrealized loss of ($413) in period, a variance of $2,958 from the comparative period of fiscal 2019, as the underlying market price of the debentures has significantly decreased compared to the fair value inputs of the instrument one year after January 31, 2019. These losses were offset by the revaluation of financial instruments which resulted in a gain of $2,714 in the period as compared to a loss of ($815) in the comparative period reflects the increased value of the embedded derivative fair value inputs related to the USD denominated warrants and is also function of an increased number of outstanding warrants. Unique to the period, the Company wrote off the fair value of its investment in the private entity Green Tank Holdings Corp in the amount of ($6,574).

During the six months ended January 31, 2020, the Company’s total other (losses) were ($14,325) compared to the other income of $4,553 in the same period of fiscal 2019.

The Company’s convertible debenture losses, its share of losses in joint ventures and associate and interest and financing costs during the six months ended January 31, 2019 were increased due to those reasons as stated above. The Company’s interest income decreased to $888 from $2,370 in the prior due to the decreased balance of short-term investments and other interest generating instruments as of January 31, 2020.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as total net loss, plus (minus) income taxes (recovery), plus (minus) finance expense (income), plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments on the sale of in inventory and biological assets, plus (minus) restructuring costs as they are non-recurring expenses, plus (minus) certain non-cash items, as determined by management as follows:

	Q2’20	Q1’20	Q4’ 19	Q3 ’19	Q2 ’19
	$	$	$	$	$
Total net loss	(298,167)	(60,016)	(44,729)	(7,751)	(4,325)

Income taxes (recovery)	–	(6,023)	(18,213)	–	–
Finance expense (income), net	3,281	(136)	(1,270)	(1,094)	(1,296)
Depreciation	1,992	1,333	582	140	452
Amortization	1,683	1,666	1,406	137	74

Investment (gains) losses
Revaluation of financial instruments loss/(gain)	(2,714)	(297)	(543)	1,121	815
Share of loss from investment in joint venture	1,591	1,682	1,253	1,067	483
Unrealized loss/(gain) on convertible debentures	413	2,627	125	4,117	(2,545)
Unrealized loss on investments	6,553	1,671	38	277	–
Realized loss/(gain) on investments	242	(17)	215	–	–
Foreign exchange loss/(gain)	(617)	46	51	39	(15)

Non-cash fair value adjustments
Realized fair value amounts on inventory sold	5,447	6,663	7,285	4,665	3,690
Unrealized gain on changes in fair value of biological assets	(7,948)	(7,051)	(5,322)	(20,057)	(8,354)

Non-recurring expenses
Restructuring costs	259	3,722	–	–	–

Other non-cash items
Share-based compensation	7,903	8,164	10,197	8,162	4,960

26      MD&A

	Q2’20	Q1’20	Q4’ 19	Q3 ’19	Q2 ’19
	$	$	$	$	$
Write-off biological assets and destruction costs	–	663	–	–	–
Write-off of inventory	–	2,175	–	–	–
Write down of inventory to net realizable value	16,089	23,041	19,335	–	–
Impairment loss on right-use-assets	476	702	–	–	–
Impairment loss on property, plant and equipment	31,606	–	–	–	–
Impairment of intangible assets	106,189	–	–	–	–
Impairment of goodwill	111,877	–	–	–	–
Recognition of onerous contract	3,000	–	–	–	–
Disposal of long-lived assets	497	–	–	–	–
Adjusted EBITDA	(10,348)	(19,385)	(29,590)	(9,177)	(6,061)

From total net loss, standard EBITDA items such as interest, taxes, depreciation and amortization were added back. Additional investment gains and losses were adjusted as these items are considered non-operating and/or in the start-up phase of operations. Non-cash fair value adjustments to inventory and biological assets were adjusted as these were non-cash. Restructuring costs were adjusted as they are considered one-time non-recurring charges. Other non-cash items were removed to arrive at Adjusted EBITDA which is a measure used by industry to approximate operating earnings.

During the three months ended January 31, 2020, the Company’s Adjusted EBITDA decreased to ($10,348) as compared to ($19,385) in the previous quarter mainly due increased gross margin before fair value adjustments of $1.1 million, decreased general and administrative costs in Q2 2019 by $1.5 million, marketing and promotion costs decreasing by $5.8 million and research and development costs decreasing by $0.5 million. Adjusted EBITDA was lower that Q2 2019 of ($6,061) due to the larger scale of activity in Q2 2020 and a larger overall current cost structure – See section Operating Expenses.

Biological Assets – Fair Value Measurements

As at January 31, 2020, the changes in the carrying value of biological assets are as follows:

	January 31, 2020	July 31, 2019
Carrying amount, beginning of period	$7,371	$2,332
Acquired through acquisition(1)	–	3,291
Production costs capitalized	21,288	19,215
Net increase in fair value due to biological transformation less cost to sell	14,999	38,856
Transferred to inventory upon harvest	(35,002)	(56,323)
Write off of biological assets and destruction costs	(663)	–
Carrying amount, end of period	$7,993	$7,371

1Acquired through the Newstrike acquisition on May 24, 2019

As at January 31, 2020, the fair value of biological assets included $2 in seeds and $7,991 in cannabis plants ($2 in seeds and $7,369 in cannabis plants as at July 31, 2019). During the three and six months ended January 31, 2020, the Company incurred impairment losses on its biological assets of $nil and $438, respectively, due to the halting of production at the Niagara facility. As a result of the halting of production at the Niagara facility, destruction costs of excess and underperforming biological assets were also incurred in the amount $nil and $225 during the three and six months ended January 31, 2020, to dispose of the biological assets within the required guidelines as set by Health Canada.

The valuation of biological assets is based on an income approach in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in process biological assets, the fair value at point of harvest is adjusted based on the stage of growth at period-end.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis for the period ended January 31, 2020 are presented in the table below:

Unobservable inputs	Input values	Sensitivity analysis

Average selling price Derived from actual retail prices on a per product basis..	$3.49 – $3.86 per dried gram	An increase or decrease of 5% applied to the average selling price would result in a change of approximately $713 to the fair value.

27      MD&A

Yield per plant Derived from historical harvest cycle results on a per strain basis.	70 – 257 grams per plant	An increase or decrease of 5% applied to the average yield per plant would result in a change up to approximately $390 in the fair value.

Stage of growth Derived from the estimates of stage of completion within the harvest cycle.	Average of 34% completion	An increase or decrease of 5% applied to the average stage of growth per plant would result in a change of approximately $309 in the fair value.

Waste Derived from the estimates of planned removal and naturally occurring waste within the cultivation and production cycle.	0%–30% dependent upon the stage within the harvest cycle	An increase or decrease of 5% applied to the wastage expectation would result in an immaterial change in the fair value.

Quarterly Results

The following table presents certain unaudited financial information for each of the eight fiscal quarters up to and including the quarter ended January 31, 2020. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Q2 ’20 January 31, 2020	Q1 ’20 October 31, 2019	Q4 ’19 July 31, 2019	Q3 ’19 April 30, 2019
Net revenue	$17,007	$14,499	$15,424	$13,017
Total net loss	(298,167)	(60,016)	(44,729)	(7,751)
Loss per share – basic	(1.13)	(0.23)	(0.21)	(0.04)
Loss per share – fully diluted	(1.13)	(0.23)	(0.21)	(0.04)

	Q2 ’19 January 31, 2019	Q1 ’19 October 31, 2018	Q4 ’18 July 31, 2018	Q3 ’18 April 30, 2018
Net revenue	$13,438	$5,663	$1,410	$1,240
Total net loss	(4,325)	(12,803)	(10,509)	(1,971)
Loss per share – basic	(0.02)	(0.07)	(0.05)	(0.01)
Loss per share – fully diluted	(0.02)	(0.07)	(0.05)	(0.01)

The Company’s net revenues have increased considerably during the previous quarters when compared to the first quarter of fiscal 2019 and beyond. This is due to the legalization of adult-use cannabis in Canada and the Company’s introduction into this market beginning on October 17, 2018.

The net loss in the three months ended January 31, 2020 increased in the current period compared to the first quarter of fiscal 2020 as a result of the impairments to goodwill, property, plant and equipment, intangible assets associated with the Niagara, ON facility, see ‘Operating Expenses’ section. The first quarter’s loss of fiscal 2020 was mostly impacted by $25,879 of inventory and biological asset impairment losses and write offs. The significant jump in the Company’s total loss realized in the fourth quarter of fiscal 2019 was primarily due to approximately $23 million in additional operating expenses the $23,041 impairment loss on inventory. The third quarter of fiscal 2019 saw increased general, administrative and stock based compensation expenses due to the growth of scale in the Company’s operations. In the second quarter of fiscal 2019 a stabilization in marketing/branding expenses occurred from the previous quarter thus reducing the net loss, offset by increased gross margin due to the Company’s first full quarter of adult-use sales. The Company experienced a ramp up of expenses to prepare for the legalized adult-use market primarily in the first quarter of fiscal 2019 and quarter four of fiscal 2018 resulting in increased net losses. The two quarters presented for fiscal year 2018 ended July 31, 2018 pertain to the Company’s operations within the medical market only and included in the first quarter of fiscal 2018 were tremendous scaling efforts to meet the coming demand of the adult-use market legalized on October 17, 2018.

Financial Position

28      MD&A

The following table provides a summary of our interim condensed financial position as at January 31, 2020 and July 31, 2019:

	January 31, 2020	July 31, 2019
Total assets	$690,480	$878,623
Total liabilities	169,790	89,911
Share capital	846,396	799,706
Share-based payment reserve	60,026	40,315
Warrants	54,783	60,433
Contributed Surplus	29,525	–
Non-controlling interest	1,000	1,000
Deficit	$(471,040)	$(112,742)

Total Assets

Total assets decreased to $690,480 as at January 31, 2020 from $878,623 as at July 31, 2019. Goodwill was impaired to $nil from $111,877. Cash and cash equivalents decreased cumulatively by $33,142 see section – Liquidity and Capital Resources. Short term investments decreased by $25,008, due to the liquidation of the Company’s GICs. Property plant and equipment increased by $72,789 due to continued leasehold improvements to the Belleville Centre of Excellence, capitalized right of use assets and the associated required additional production equipment required within the facility. The additions to property, plant and equipment were offset by the impairment of the Niagara facility of $31,606, due to the Company’s revised production capacity needs. An impairment of Niagara facilities cultivation and production licenses resulted in a reduction to intangible assets in the amount of $106,189. During the period the Company contributed $21,079 to its investment in associate - Truss, the increase in investment was offset by $3,273 in equity loss pickups from Truss and the Company’s joint ventures.

Total Liabilities

Total liabilities increased to $169,790 as at January 31, 2019 from $89,911 as at July 31, 2019. The increase was driven by the issuance of $70,000 of unsecured convertible debentures resulting in the long-term liability of $47,274. The Company also closed two registered offerings for a combined USD$45,000 which resulted in an additional warrant liability $6,972. New the fiscal year is the adoption a new lease accounting standard (see section IFRS 16 – Leases) which resulted in the recognition of an assumed lease liability in the amount of $30,186.

Share Capital

Share capital increased to $846,396 as at January 31, 2020 from $799,706 at July 31, 2019. An increase of $262 was due to the exercising of stock options during the first two quarters of fiscal 2020. A net increase of $25,219 and $21,072 were contributed through the issuance of share capital through the USD$25,000 and USD$20,000 registered offerings in December 2019 and January 2020, respectively.

Share-Based Payment Reserve

The share-based payment reserve increased to $60,026 as at January 31, 2020 from $40,315 as at July 31, 2019. During the six months ended January 31, 2020, 116,532 stock options were exercised resulting in a moderate decrease to the reserve of $87. The net increase of $19,799 represents the total share-based compensation incurred in the period. A total of 3,561,311 stock options and 1,428,449 restricted share units were granted on October 29, 2019 resulting in a nominal impact to increase to the share-based reserve.

Warrants Reserve

The warrant reserve decreased to $54,783 as at January 31, 2020 as compared to July 31, 2019. The decrease of $5,650 was the result of the expiration of the remaining 10,512,208 common share purchase warrants issued in January 2018.

Contributed Surplus

The Company generated $29,525 of contributed surplus during the period, which was comprised of two events. The Company’s January 2018 issued $5.60 warrants expired on January 30, 2020 and contributed $5,650. The balance of $23,902 was the resulting fair valuation of the conversion feature attached to the $70,000 convertible debentures issued in December 2019.

Liquidity and Capital Resources

Liquidity

Our objectives when managing our liquidity and capital structure are to maintain sufficient cash to fund our working capital needs, capital asset development and contractual obligations.

For the six months ended	January 31, 2020	January 31, 2019

29      MD&A

	$	$
Operating activities	(85,512)	(35,459)
Financing activities	121,687	61,984
Investing activities	(69,317)	6,893

Operating Activities

Net cash used in operating activities for the six months ended January 31, 2020 increased to ($85,512) from ($35,459) in the comparative period as a result of the total net loss of ($358,298) adjusted for the following:

●	Changes to non-cash working capital of ($51,211) comprised primarily of; increased inventory of ($64,272) (six months ended January 31, 2019 – ($3,497)) and decreased biological assets of $13,714 (six months ended January 31, 2019 – Nil)
●	Goodwill impairment of $111,877 (six months ended January 31, 2019 – Nil);
●	Other asset impairments of $140,795 (six months ended January 31, 2019 – Nil);
●	Impairment of right of use assets of $1,173 (six months ended January 31, 2019 – Nil);
●	Unrealized revaluation gain on biological assets of ($14,999) (six months ended January 31, 2019 – ($13,477));
●	Impairment losses on inventory of $39,130 (six months ended January 31, 2019 – Nil);
●	Fair value of inventory sold of $12,111 (six months ended January 31, 2019 – $4,407); and
●	Share based compensation of $16,067 (six months ended January 31, 2019 – $10,034).

Financing Activities

Net cash from financing activities for the six months ended January 31, 2020 was $121,687, increased from net cash generated in the comparative period of $61,984 due to the following events.

●	The Company generated $70,000 (six months ended January 31, 2019 – Nil) through the issuance of unsecured convertible debentures;
●	Two separated registered offerings were closed in the period for proceeds of $58,702 (six months ended January 31, 2019 – $57,558); and
●	Issuance costs of ($3,018) (six months ended January 31, 2019 – ($3,332)) were incurred.

Investing Activities

During the six months ended January 31, 2020, ($69,317) was used for investing activities compared to cash inflows of $6,893 in the comparative period. The cash outflows were comprised of the following;

●	Net cash of $25,261 (six months ended January 31, 2019 – $112,636) was acquired through the disposal of short-term investments;
●	The Company incurred capital expenditures over property, plant and equipment of ($74,512) (six months ended January 31, 2019 – ($66,127)); and
●	Capital calls were made to the Company’s investment in associate, Truss of ($21,079) (cash contributed to Truss and joint ventures in the six months ended January 31, 2019 – ($7,298)).

Capital Resources

As at January 31, 2020, working capital totaled $189,210. The exercise of all the in-the-money as at January 31, 2020, issued and outstanding warrants, restricted share units and stock options would result to an increase of cash of approximately $202, nil and $1,826, respectively.

GOING CONCERN

These condensed interim financial statements (“interim financial statements”) have been prepared using International Financial Reporting Standards (IFRS) applicable to a going concern, which assumes that the Company will be able to continue its operations and will be able to realize its assets and settle its liabilities in the normal course of business as they come due in the foreseeable future.

For the six months ended January 31, 2020, the Company reported a loss of $358,298, including impairment charges of $250,148 related to goodwill, intangible assets, and property, plant and equipment; negative cash flows from operating activities of $85,511; and, an accumulated deficit of $471,040. As well, the Company’s term loan of $31,754 requires compliance with certain covenants by April 30, 2020 in order to avoid a default on the facility (Note 18).

In December and January, the Company received funding of $119,105, net of issuance costs, through the issuance of convertible debentures of $70 million, and two registered direct offerings, aggregating U.S. $45 million (Notes 14 and 15), and as at January 31, 2020, the Company has net working capital of $189,210, including cash and cash equivalents of $80,426.

In addition to funding ongoing working capital requirements, including maintaining compliance with existing debt covenants, the Company must secure sufficient funding for existing commitments (Note 26), and obtain new cash resources sufficient to cover expected cash shortfalls due to growth requirements needed to achieve the appropriate level of output and anticipated additional product revenue streams. Existing funds on hand, combined with existing debt facilities, are not sufficient to support ongoing operations, existing commitments, and costs of acquiring new investments for increased product offerings. Management plans to

30      MD&A

secure the necessary financing through the issuance of new public or private equity or debt instruments; through investments in associates; the generation of profits from operations; or, the sale of assets in the future. Nevertheless, there is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management. These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

The Company's ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, secure additional financing and to generate positive cash flows from operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary If the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

The following table represents the Company’s public and private financing’s during fiscal 2019 and as at January 31, 2020 of the current fiscal year:

Date	Type	Gross Proceeds	Initially Intended Use of Net Proceeds	Actual Usage of Proceeds
January 30, 2019	Public offering of common shares	$57,500	The Company’s stated use the net proceeds from the Offering was for general corporate purposes, including funding the Company’s global growth initiatives and research and development to further advance the Company’s innovation strategies.	As witnessed in the Company’s consolidated statement of cash flows for the year ended July 31, 2019 a total of $124,706 of cash was utilized for operating activities, inclusive of $2,822 of R&D expenses. This usage is consistent with the original intended use of the financing and it is reasonable to conclude the financings net proceeds were fully utilized in the fiscal year of 2019.
December 5, 2019	Issuance of 8.0% unsecured convertible debentures	$70,000	The Company’s stated intended use of the net proceeds were for working capital and general corporate purposes.

The Company has remained compliant with its general intended use as at January 31, 2020 and management has not undertaken new direction over the intended use of these funds as at the reporting date. Accounts payable as at the period end contributed to $45,100 to our working capital needs.

The financing net proceeds remaining at the end of Q220 is $24,900.

December 31, 2019	Registered direct Offering	USD$25,000

The Company’s stated intended use of the net proceeds from the offering were for working capital needs and other general corporate purposes, including funding the Company’s R&D to further advance the Company’s innovation strategies.

The Company expects to use the net proceeds from the Offering in pursuit of its ongoing general business objectives. To that end, a substantial portion of the net proceeds from the Offering are expected to be allocated to working capital requirements and to the continuing development and marketing of the Company’s core products.

The Company incurred operating losses in the three and six months ended January 31, 2020.

Management has not adjusted its originally intended use of the net proceeds of the financing.

The Company incurred $1,201 of R&D expenses in the current period.

To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the Offering and/or its existing working capital to fund such negative cash flow. Management will have significant discretion and flexibility in applying the net proceeds from the Offering.

The financing net proceeds remaining at the end of Q220 is $31,299.

January 21, 2020	Registered direct Offering	USD$20,000

The Company intends to use approximately USD$5,000 of the net proceeds from the offering for capital expenditures relating to its 1 million sq. ft. B9 facility in Gatineau, Québec.

It also intends to use at least USD$3,000 million of the net proceeds from the Offering to fund CBD derived from hemp initiatives aimed at potential business expansion into the United States.

Management has not adjusted its originally intended use of the net proceeds of the financing.

The Company also capitalized $14,779 to its B9 facility in Q220 (included in the $90,046 of additions in Note 10 of the Financial Statement as at January 31, 2020), however there remains $10,000 to $20,000 of potential fit ups during the third and fourth quarter of fiscal 2020, thus utilizing the USD$5,000 financing

31      MD&A

The balance of the net proceeds from the Offering will be used for working capital and other general corporate purposes, including the continuing development and marketing of the Company’s core products, operational excellence initiatives, and research and development to further advance the Company’s innovation strategies.

The Company has not yet determined to pursue any particular stand-alone research and development initiative, and will evaluate such initiatives as they present themselves, including the terms, capital requirements or timing of any such initiatives.

proceeds.

To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the Offering and/or its existing working capital to fund such negative cash flow. Management will have significant discretion and flexibility in applying the net proceeds from the Offering.

The financing net proceeds remaining at the end of Q220 is $19,500

USD$20,000 Registered Direct Offering

On January 21, 2020 the Company closed a registered direct offering with institutional investors for the purchase and sale of 11,976,048 common shares at an offering price of USD$1.67 per share for gross proceeds of USD$20,000 before deducting fees and other estimated offering expenses. The Company also issued to the investors common share purchase warrants to purchase 5,988,024 common shares of the Company. The warrants have a five year-term and an exercise price of USD$2.45 per share.

USD$25,000 Registered Direct Offering

On December 31, 2019 the Company closed a registered direct offering with institutional investors for the purchase and sale of 14,970,062 common shares at an offering price of USD$1.67 per share for gross proceeds of USD$25,000 before deducting fees and other estimated offering expenses. The Company also issued to the investors common share purchase warrants to purchase 7,485,032 common shares of the Company. The warrants have a five year-term and an exercise price of USD$2.45 per share.

Issuance of 8.0% unsecured convertible debentures

On December 5, 2019, the Company closed a private placement of 8.0% unsecured convertible debentures for gross aggregate proceeds of $70,000, maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $3.16 per share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $7.50 for any 15 consecutive trading days.

At any time on or before December 4, 2020, the Company may repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest.

On maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately preceding the payment date. In accordance with the rules of the TSX, shareholder approval will be required for the issuance of any common shares where: (i) the number of common shares issuable would exceed 25% of the number of common shares outstanding prior to the closing date; or (ii) the number of common shares issuable to insiders would exceed 10% of the number of common shares outstanding prior to the closing date.

All securities issued in connection with the offering are subject to a four month hold period expiring April 6, 2020.

Under this offering, certain insiders of the Company purchased and were issued, directly or indirectly, $8,020 principal amount of Debentures, which constituted “related party transactions” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The issuance to the insiders is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as the fair market value of the Debentures issued to, and the consideration paid by, such persons did not exceed 25% of the Company’s market capitalization.

Capitalization Table

Our authorized share capital is comprised of an unlimited number of common shares. The table below outlines the number of issued and outstanding common shares, warrants, options and restricted share units as at July 31, 2019, January 31, 2020 and March 30, 2020.

	March 30, 2020	January 31, 2020	July 31, 2019
Common shares	284,115,819	284,115,819	256,981,753
Warrants	32,439,120	32,439,120	29,585,408
Options	24,089,951	24,312,289	24,288,919
Restricted share units	1,338,335	1,338,335	–

32      MD&A

	March 30, 2020	January 31, 2020	July 31, 2019
Total	341,983,225	342,205,563	310,856,080

Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements.

On February 15, 2019, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”) as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (together “the Lenders”). The Lenders will provide the Company up to $65 million in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consists of a $50 million term loan and a $15 million revolving loan. The facility matures in February 14, 2022. The Company may repay the loan without penalty, at any time and contains customary financial and restrictive covenants, including maintaining a minimum cash balance of $15,000 up to maturity. The Company shall repay at minimum 2.5% of the outstanding balance each quarter per the terms of the credit facility agreement. The Company amended the credit facility effective January 31, 2020, in which the original terms were retained, and modifications made to the pre-existing covenants. The Company was in compliance with debt covenants at January 31, 2020. The Company is in compliance with the revised debt covenants as at January 31, 2020. The credit facility has been further amended effective March 27, 2020 to include a covenant that, on or before April 10, 2020: (i) the Company shall have received such securities regulatory authority exemptive relief as is necessary to permit it to conduct an “at-the-market distribution” of common shares; or (ii) the Company shall have (a) entered into one or more definitive agreements with purchasers for the sale of common shares for aggregate net proceeds of at least $15,000, and (b) taken all other steps reasonably necessary, including filing any prospectus and obtaining any stock exchange or other regulatory or third party approval as may be required, to complete the issuance and sale of such common shares as soon as reasonably practicable after the entry into of such definitive agreements. In addition, a covenant has been added that the Company shall have received net cash proceeds from the issuance of equity securities of not less than $40 million on or before April 30, 2020.

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years are as follows:

Fiscal year	2020	2021 – 2022	2023 – 2024	Thereafter	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	45,131	–	–	–	45,131
Excise taxes payable	5,473	–	–	–	5,473
Onerous contract	3,000	–	–	–	3,000
Convertible debentures	–	47,274	–	–	47,274
Term loan	3,500	28,875	–	–	32,375
Lease obligations	2,208	9,865	8,926	36,802	57,801
Capital projects (1)	23,266		–	–	23,266
Investment in associate	8,075	–	–	–	8,075
Service contracts	10,917	1,526	329	37	12,809
Purchase contracts	1,530	–	–	–	1,530
Operating leases (2)	13	48	–	–	61
Lease based operating expenses (3)	1,923	7,676	6,872	20,348	36,819
	105,034	95,264	16,127	57,187	273,612

(1)	The amounts budgeted for fiscal 2020 are committed and amount to $23,266. Of this amount, approximately $3,464 relates to Gatineau, Quebec facility, $18,204 relates to the Belleville, Ontario facility, $362 relates to the Vaughan, Ontario facility, $458 relates to the Montreal, Quebec facility and $778 relates to the Niagara, Ontario facility. Note the company is contemplating additional amounts to be spent on these project that have no yet been committed. Please refer HEXO GROUP OF FACILTIES for this information, which also includes a general summary of the projects.

(2)	Operating leases represent the Company’s low value and short term leases which do not constitute a lease obligation under IFRS 16.

(3)	Lease based operating expense represent the variable operating expenses associated with the lease obligation under IFRS 16, Under IFRS all amounts charged that have no minimum fixed charge are considered variable and not capitalized.

The Company acknowledges that it had previously used a different table to present commitments in the MD&A it issued in previous reporting periods. The presentation included in this section is more aligned with the suggested format included in NI 51-102

33      MD&A

LITIGATION

Class Actions

As of January 31, 2020, the Company is named as a defendant in securities class actions that have been filed in superior courts of the provinces of Quebec and Ontario and in the Supreme Court of the State of New York and the U.S. District Court for the Southern District of New York.  One or more of the Company’s current and/or former officers and directors, and/or certain underwriters of past public offerings by the Company are also named as defendants in certain of the actions. The lawsuits assert causes of action under Canadian and U.S. securities legislation and at common law, in connection with statements made by the defendants that are alleged to have been materially false and/or misleading statements and their alleged failure to disclose material adverse facts. The alleged misrepresentations relate to, among other things, the Company’s forward-looking information, including but not limited to the Company’s forecast revenues for Q4 2019 and fiscal 2020, its inventory, “channel stuffing” and the Company’s supply agreement with the Province of Quebec. As at the date hereof, the amounts claimed for damages in each of these actions have not been quantified. These actions are in a preliminary stage and have not yet been certified as class actions.

While the Company cannot predict the outcome of the actions discussed above, it intends to assert all available defences and vigorously defend these proceedings. Defending litigation, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. Further, the Company’s underwriting agreement with the underwriters contains contractual indemnification provisions that may require the Company to indemnify the underwriters with respect to the claims against them and their legal costs of defending the actions. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position, and the limits of available insurance may be insufficient to cover our eventual liability.

MediPharm

On January 24, 2020, the Company was served with a statement of claim for $9.8M commenced by a vendor in respect of a supply agreement that was purportedly entered into between UP Cannabis and the vendor prior to the Company’s acquisition of Newstrike on May 24, 2019. The statement of claim filed against the Company is seeking payment of invoices alleged to be owing. In response, the Company filed a statement of defence and counterclaim on February 26, 2020. The supply agreement purports to contemplate that the Company would purchase certain cannabis products until February 2020. The Company intends to vigorously defend itself against such claim and intends to actively advance its counterclaim which alleges, among other things, that the supply agreement is void as it was entered into in bad faith. The full amount of the supplier’s claim in the amount of $9.8M is contested by the Company, and the Company is seeking repayment of the full value of the supply agreement of $35M from the supplier in its counterclaim.

Financial Risk Management

We are exposed to risks of varying degrees of significance which could affect our ability to achieve our strategic objectives for growth. The main objectives of our risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which we are exposed are described below.

Market Risk

Interest Risk

34	MD&A

The Company has exposure to interest rate risk related to any investments of cash and cash equivalents. The Company may invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. The fluctuation of the interest rate may result in a material increase to the associated interest. As at January 31, 2020, the Company had short-term investments of $929 (July 31, 2019 - $517) and a term loan with a carrying value of $31,754 (July 31, 2019 – 33,374) (Note 18). All interest rates are fixed. An increase or decrease of 1% to the applicable interest rates would not result in a material variance to net loss.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities is based on quoted market prices, which the shares of the investments can be exchanged for.

If the fair value of these financial assets were to increase or decrease by 10% as of January 31, 2020, the Company would incur an associated increase or decrease in loss and comprehensive loss of approximately $833 (July 31, 2019 - $340). The price risk exposure as at January 31, 2020 is presented in the table below.

	January 31, 2020	July 31, 2019
	$	$
Financial assets	8,447	16,756
Financial liabilities	(6,409)	(493)
Total exposure	2,038	16,263

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables and convertible debentures receivable. As at January 31, 2020, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, the Company has limited credit risk.

Cash and cash equivalents and short-term investments are held four Canadian commercial banks with Dun and Bradstreet credit ratings of AA and $1,673 is held with a credit union that does not have a publicly available credit rating. The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and British Columbia. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the six-month period ended January 31, 2020 is $20 (July 31, 2019 - $37).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they possess share credit risk characteristics. They have been grouped based on the days past due.

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash, short-term investments, trade receivables and convertible debentures receivable represents the maximum exposure to credit risk and as at January 31, 2020; this amounted to $126,093.

The following table summarizes the Company’s aging of trade receivables as at January 31, 2020 and July 31, 2019:

	January 31, 2020	July 31, 2019
0–30 days	$	$
0–30 days	10,724	14,102
31–60 days	1,852	1,826
61–90 days	710	166
Over 90 days	719	3,599
Total	14,005	19,693

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impact the financial performance of the Company. For the three and six months ended January 31, 2020, the Company recorded sales the crown

35	MD&A

corporations Société québécoise du cannabis representing 83% and 75%, respectively (January 31, 2019 – 77% and 75%) and the Ontario Cannabis Store representing 7% and 11%, respectively (January 31, 2019 – 13% and 11%).

The Company holds trade receivables from the crown corporations Société québécoise du cannabis and the Ontario Cannabis Store representing 80% and 7% of total trade receivables as of January 31, 2020 (July 31, 2019 – 56% and 23%, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at January 31, 2020, the Company had $81,355 (July 31, 2019 – $139,505) of cash and cash equivalents and short-term investments.

The Company is obligated to pay accounts payable and accrued liabilities, excise taxes payable, the current portions of the term loan and lease liabilities and an onerous contract with total carrying amounts and contractual cash flows amounting to $61,265 due in the next 12 months (See note 1 of the interim consolidated financial statements for the three and six months ended January 31, 2020).

The carrying values of cash and cash equivalents, trade receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity.

Critical Accounting Assumptions

Our financial statements are prepared in accordance with IFRS. Management makes estimates and assumptions and uses judgment in applying these accounting policies and reporting the amounts of assets and liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. Significant estimates in the accompanying financial statements relate to the valuation of biological assets and inventory, stock-based compensation, warrants, the estimated useful lives of property, plant and equipment, and intangible assets. Actual results could differ from these estimates. Our critical accounting assumptions are presented in Note 3 of the Company’s amended and restated annual audited consolidated financial statements for the fiscal year ended July 31, 2019, which is available under HEXO’s profile on SEDAR and EDGAR. Changes to the accounting assumptions and their underlying methodologies and inputs are presented in Note 3 of the unaudited condensed interim consolidated financial statements for the three months ended January 31, 2020.

Adopted and Upcoming Changes in Accounting Standards

IFRS 16, Leases

As disclosed in note 4 of the interim financial statements, the Company has revised certain financial information related to the adoption of IFRS 16 Leases, that was previously included in the interim financial statements for the period ended October 31, 2019.

At August 1, 2019, lease liabilities were understated by $3,562, and right of use assets were understated by the same amount due to an error in the estimate of the Company’s incremental borrowing rate. The IBRs utilized for administrative real estate and production real estate were 8% and 12%, respectively (previously disclosed as 15.95% and 18.95%).

The Company adopted IFRS 16 Leases on August 1, 2019, which introduces a new approach to lease accounting. The Company adopted the standard using the modified retrospective approach, which does not require restatement of prior period financial information, as it recognizes the cumulative impact on the opening balance sheet and applies the standard prospectively. Accordingly, the comparative information in these unaudited interim consolidated financial statements is not restated.

At the inception of a contract, the Company assesses whether the contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. This policy is applied to contracts entered into, or modified, on or after January 1, 2019.

Practical expedients

Effective August 1, 2019, the IFRS 16 transition date, the Company elected to use the following practical expedients under the modified retrospective transition approach:

●

Leases with lease terms of less than twelve months (short-term leases) and leases of low-value assets (less than $5,000 U.S. dollars) (low-value leases) that have been identified at transition were not recognized in the interim consolidated statement of financial position;

●	Right-of-use assets on transition were measured at the amount equal to the lease liabilities at transition, adjusted by the amount of any prepaid or accrued lease payments;
●	For certain leases having associated initial direct costs, the Company, at initial measurement on transition, excluded these directs costs from the measurement of the right-of-use assets; and
●	Any provision for onerous lease contracts previously recognized at the date of adoption of IFRS 16 has been applied to the associated right-of-use asset recognized upon transition.

36	MD&A

The Company as a lessee

Where the Company is a lessee, a right-of-use asset representing the right to use the underlying asset with a corresponding lease liability is recognized when the leased asset becomes available for use by the Company.

The right-of-use asset is recognized at cost and is depreciated on a straight-line basis over the shorter of the estimated useful life of the asset and the lease term on a straight-line basis. The cost of the right-of-use asset is based on the following:

●	the amount of initial recognition of related lease liability;
●	adjusted by any lease payments made on or before inception of the lease;
●	increased by any initial direct costs incurred; and
●	decreased by lease incentives received and any costs to dismantle the leased asset.

The lease term includes consideration of an option to extend or to terminate if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Lease liabilities are initially recognized at the present value of the lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Subsequent to recognition, lease liabilities are measured at amortized cost using the effective interest rate method. Lease liabilities are remeasured when there is a change in future lease payments arising mainly from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, renewal or termination option.

The payments related to short-term leases and low-value leases are recognized as other expenses over the lease term in the interim consolidated statements of loss and comprehensive loss.

Significant accounting estimates and assumptions

In the situation where the implicit interest rate in the lease is not readily determined, the Company uses judgment to estimate the incremental borrowing rate for discounting the lease payments. The Company’s incremental borrowing rate generally reflects the interest rate that the Company would have to pay to borrow a similar amount at a similar term and with a similar security. On adoption of IFRS 16, the Company has determined a single IBR as the discount rate across all administrative real estate leases due to the leases containing similar characteristics. A separate IBR was used for the discounting of the Company’s production real estate property. The IBRs utilized for administrative real estate and production real estate were 8% and 12%, respectively.

The Company estimates the lease term by considering the facts and circumstances that create an economic incentive to exercise an extension or termination option. Certain qualitative and quantitative assumptions are used when evaluating these incentives.

The Company as a lessor

The Company’s unaudited interim consolidated financial statements were not impacted by the adoption of IFRS 16 Leases in relation to lessor accounting. Lessors will continue with the dual classification model for recognized leases with the resultant accounting remaining unchanged from IAS 17, Leases.

Impact of Change in Accounting Policy

On August 1, 2019, the Company recognized $21,360 of right-of-use assets and $19,488 of lease liabilities. The Company applied its weighted average incremental borrowing rate as at August 1, 2019 to determine the amount of lease liabilities. The effect of the adjustment to the amounts recognized in the Company’s interim consolidated statement of financial position at August 1, 2019 is shown below:

	August 1, 2019, as previously reported	IFRS 16 remeasurement adjustments on August 1, 2019	As reported under IFRS 16 August 1, 2019
Assets Non-current
Property, plant and equipment	$258,793	$21,360	$280,153
Total Assets	$258,793	$21,360	$280,153

Liabilities
Current liabilities

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Lease liabilities	—	3,556	3,556

Non-current liabilities
Lease liabilities	—	17,804	17,804
Total Liabilities	$—	$21,360	$21,360

Total commitments as at July 31, 2019 were $192,230, which included certain contractual financial obligations related to service agreements, purchase agreements, operating lease agreements, and construction contracts. Of this total, $101,741 is related to operating lease commitments. The following is a reconciliation of total operating lease commitments as at July 31, 2019 to the lease liabilities recognised as at August 1, 2019:

Total operating leases commitments as at July 31, 2019	$101,741
Less: Variable components of operating leases	(49,330)
Less: Low value and/or short-term lease	(88)
Operating lease liability before discounting	52,323
Adjustment to reflect discounting of operating lease commitments at August 1, 2019, using the incremental borrowing rate	(30,963)
Total lease liabilities recognized under IFRS 16 as at August 1, 2019 (Note 31)	$21,360

Related Party Transactions

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors, and they control approximately 5.64% of the outstanding shares of the Company as at January 31, 2020 (July 31, 2019 – 6.15%).

Compensation provided to key management during the period was as follows:

	For the three months ended		For the six months ended
	January 31, 2020	January 31, 2019	January 31, 2020	January 31, 2019
Salary and/or consulting fees	$744	$921	$1,650	$1,603
Bonus compensation	—	185	42	402
Stock-based compensation	4,641	4,029	9,572	7,388
Total	$5,385	$5,135	$11,264	$9,393

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

The Company leases a space in Belleville from the related party Belleville Complex Inc. that supports its manufacturing activities and is based in Belleville, Ontario. The Company paid $4,274 during the six months ending January 31, 2020. This lease is recognized on the Company’s balance sheet under IFRS 16.

The Company subleases section of its Belleville lease to another related party Truss Limited Partnership. The accrued charges on this lease amount to $680 during the six months ended January 31, 2020. This sublease is recognized as a capital lease receivable on the Company’s balance sheet. Unless otherwise stated, the below granted stock options will vest on the one-year anniversary of the date of grant and the balance will vest quarterly over two years thereafter. On October 29, 2019, the Company granted certain of its executives a total of 829,034 stock options and 1,428,449 RSU’s with an exercise price/unit value of $3.30. One-third of the stock options will vest on each of the one-year anniversaries of the date of grant over a three-year period. The RSU’s vest in full on the third-year anniversary after the grant date.

On July 26, 2019, the Company granted certain of its directors a total 250,000 stock options with an exercise price of $5.88.

On July 18, 2019, the Company granted certain of its executives a total 650,000 stock options with an exercise price of $6.54.

On March 20, 2019, the Company granted certain of its executives a total 325,000 stock options with an exercise price of $8.50.

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On February 21, 2019, the Company granted the CEO 3,333,333 stock options with an exercise price of $7.46. Additional to the standard vesting terms as defined in Note 11, is an achievement condition in which vesting may only occur once a volume weighted average trading price of $10 or greater is achieved for a 20-day period prior to a vesting date. All unvested options will carry over and vest if the condition is met at a future vesting date.

On February 19, 2019, the Company granted certain of its executives a total 615,000 stock options with an exercise price of $7.13.

On December 17, 2018, the Company granted certain of its executives a total 74,000 stock options with an exercise price of $5.09. Of which, 54,000 stock options will fully vest at the 6-month anniversary of the grant date.

On September 17, 2018, the Company granted certain executives of the Company a total of 650,000 stock options with an exercise price of $7.93.

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management. The DCP and ICFR have been designed by management based on the 2013 Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to provide reasonable assurance that the Company’s financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS.

Regardless of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of Disclosure Controls was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, the material changes to the control environment and the material weakness in our internal control over financial reporting as at January 31, 2020, are set forth below.

Material Changes to the Control Environment

During the period the Company continued to embark on a transformation project, enabled by a new end to end Enterprise Resource Planning (“ERP”) system.  When completed, the project will provide an integrated system for inventory tracking and valuation from seed to sale.  The project was launched in November 2017 to standardize and automate business processes and controls across the organization.  As at January 31, 2020, the system’s Finance, Sales and Procurement processes were functional. It will continue to be rolled out for inventory tracking and processing throughout the fiscal year. The project is a major initiative that is utilizing third party consultants, and a solution designed specifically for the cannabis industry. The new ERP is intended to facilitate improved reporting and oversight and enhance internal controls over financial reporting.

Identified Material Weaknesses and Remediation Plan

A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

Management has performed a detailed risk assessment to identify key account and business processes and related controls, which was informed by process flow mapping with key control owners.

As of the three and six months ended January 31, 2020, management has identified the following material weaknesses in the Company’s internal control over financial reporting and implemented the associated remediation activity as outlined below.

COMPLEX SPREADSHEET CONTROLS

Management concluded that the Company did not implement and maintain effective controls surrounding complex spreadsheets. Spreadsheets are inherently prone to error due to the manual nature and increased risk of human error. The Company’s controls related to complex spreadsheets did not address all identified material risks associated with manual data entry, documentation and review of assumptions, processes and estimate methodology, completeness of data entry, and the accuracy of formulas.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of complex spreadsheet internal controls over financial reporting. The Company intends to move towards an ERP which possesses specific functionality to remove the manual nature and usage of complex spreadsheets in future periods.

39	MD&A

IMPLEMENTATION OF AN ERP

The Company did not have effective information technology (IT) general controls over all operating systems, databases, and IT applications supporting financial reports. Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective.

The Company has engaged a third party to aid in the identification, assessment and remediation over the design and implementation effectiveness of IT related internal controls over financial reporting. The Company intends to fully implement the ERP during fiscal 2020 and will only take reliance upon such controls once the appropriate level of testing is reached.

INVENTORY COUNT

The Company did not have effective controls around its inventory count procedures, specifically with respect to its reconciliation of the ERP system, due to the details outlined in the previous change to control environment section.

To further strengthen controls surrounding inventory, management has initiated or enhanced the following procedures;

●	Segregation of duties to initiate work, production orders and inventory adjustments will be strengthened;
●	Work, production orders and inventory adjustments will be reviewed and approved by the relevant supervisor;
●	Further enhancements to the ERP inventory processing, tracking and reporting functionality and supporting work procedures in order to ensure their sustainability;
●	Additional training, guidance and communications to internal teams and third-party inventory count providers regarding inventory management, count and reconciliation procedures.

PROCUREMENT

The Company did not maintain effective controls over the purchasing of capital goods and services, including the authorization of purchases, processing and payment of vendor invoices, the classification of various expenses and capitalization of assets.

To strengthen the controls surrounding the procurement process, management has initiated or enhanced the following procedures;

●	Enhancements to the ERP’s purchasing functionality; including segregation of duties to initiate and release purchase orders;
●	Additional training, guidance and communications to internal teams regarding the Company’s procurement policies and required adherence to the Governance Authority Matrix.

FINANCIAL REPORTING

The Company did not maintain effective process level and management review controls over manual financial reporting processes and the application of IFRS and accounting measurements related to certain significant accounts and non-routine transactions.

To strengthen the controls surrounding the financial reporting process, management has initiated the following;

●	Assessing the financial and accounting resources in order to identify the areas and functions that lack sufficient personnel and other resources.
●	Hiring additional personnel, to be dedicated to the implementation, maintenance and monitoring of disclosure and financial controls; and,
●	Engaging third-party advisors with appropriate expertise to assist in the application of complex accounting measurements and non-routine transactions.

Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties that may materially and adversely affect our business, products, financial condition and operations and may cause actual performance, results and achievements to differ materially from those expressed or implied by forward-looking statements and forward-looking information, including, without limitation, the following factors, some of which, as well as other factors, are discussed in our Annual Information Form dated October 28, 2019 available under our profile on www.sedar.com, which risk factors should be reviewed in detail by all readers:

●

In addition to funding ongoing working capital requirements, including maintaining compliance with existing debt covenants, the Company must secure sufficient funding for existing commitments and obtain new cash resources sufficient to cover expected cash shortfalls due to growth requirements needed to achieve the appropriate level of output and anticipated additional product revenue streams. Existing funds on hand, combined with existing debt facilities, are not sufficient to support ongoing operations, existing commitments, and costs of acquiring new investments for increased product offerings. Management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments; through investments in associates; the generation of profits from operations; or, the sale of assets in the future. Nevertheless, there is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management. These circumstances lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue as a going concern is dependent

40	MD&A

upon its ability to fund the repayment of existing borrowings, secure additional financing and to generate positive cash flows from operations which it may not be able to accomplish.

●

Our business operations are dependent on our licence under the Cannabis Regulations. The license must be renewed by Health Canada. Our current license expires on April 15, 2021. Failure to comply with the requirements of the license or any failure to renew the license would have a material adverse impact on our business, financial condition and operating results.

●

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

●

While to the knowledge of our management, the Company is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis as well as including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

●	We operate in a dynamic, rapidly changing environment that involves risks and uncertainties, and as a result, management expectations may not be realized for a number of reasons.

●

Since the latter part of February 2020, financial markets have experienced significant volatility in response to the developing COVID-19 pandemic and equity markets in particular have experienced significant declines. As stated in the forward looking information risk factors, this may impact the Company’s ability raise sufficient capital, manufacture its goods in timely and efficient manner and/or achieve its future sales targets.

●

The volatile Canadian cannabis industry has resulted in several of the Company’s peers to undergo similar rightsizing efforts which could saturate the market with similar assets the Company intends to sell. This could result in further future losses and/or the inability for the Company to liquidate certain of its unneeded assets.

●

The continued spread of COVID-19 nationally and globally could also disrupt our cultivation and processing activities, supply chains and sales channels, and result in a reduction in supply of, or demand for, the company’s products as a result of travel restrictions, work refusals by and mandatory accommodations for employees, changing demand by consumers, mass quarantines, confinements, lock-downs or government-imposed closures in Canada or abroad, which could adversely impact materially the company’s business, operations or financial results.

●

We operate within a still young and evolving industry and are exposed to certain risks surrounding the fair value inputs related to the valuation of our biological assets and inventories, which may lead to certain impairments and write-offs. These inputs include but are not limited too market pricings, external and internal demand for cannabis and cannabis products and by-products.

●	Reliance on management’s and key persons’ ability to execute on strategy. This exposes us to management’s ability to perform, as well as the risk of management leaving the Company.

●	We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

●

The number of licenses granted, and the number of licensed producers ultimately authorized by Health Canada could have an impact on our operations. We expect to face additional competition from new market entrants that are granted licences under the Cannabis Regulations or existing license holders which are not yet active in the industry.

●

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.

●

Conversely, we may be subject to growth decline related risks including reduced capacity needs and inactivity of our internal systems and related assets. Our ability to manage growth volatility effectively will require us to continue to monitor our external industry environment and modify our internal operations accordingly.

●

The Company’s acquired credit facility, could include risks that the Company’s cash flows may become insufficient to satisfy required payments of principal and interest, exposure of the Company to the risk of increased interest rates as certain of the Company’s borrowings would likely be at variable rates of interest, and enforcement risk in the event of default.

●

The credit facility contains covenants that will require the Company to maintain certain financial ratios. If the Company does not maintain such ratios, it could have consequences for the availability of credit under the credit facility or result in repayment requirements that the Company may not be able to satisfy. Restrictions and covenants from those facilities may limit the Company’s ability to execute its plans.

●

Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public’s perception of the Company.

●

We are currently a party to certain class action and other lawsuits as discussed elsewhere in this MD&A and we may become party to additional litigation from time to time in the ordinary course of business which could adversely affect our business.

41	MD&A

●

Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

●	The potential expansion into international operations will result in increased operational, regulatory and other risks.

●	There may be a risk of corruption and fraud in the emerging markets in which the Company operates.

●	The Company’s operations in emerging markets international markets may pose an increased inflation risk on the business.

●	The Company ability to successfully identify and make attractive acquisitions, joint ventures or investments, or successfully integrate future acquisitions

●	The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada.

●

Our activities and resources are currently primarily focused on our facilities on the Gatineau and Belleville campuses, and we will continue to be focused on these campuses for the foreseeable future. Adverse changes or developments affecting these campuses would have a material and adverse effect on our business, financial condition and prospects.

●

We expect to derive a significant portion of our future revenues from the legalized adult-use cannabis industry and recently legalized edible cannabis 2.0 market in Canada, including through our agreements various provincial governing bodies which do not contain purchase commitments or otherwise obligate the purchaser to buy a minimum or fixed volume of products from HEXO.

●

We expect to derive a significant portion of our future revenues from the sale of future products of which are still being actively developed and put into production. Failure to adequately meet market demand for edible product in a timely fashion may adversely impact the Company’s profitability.

●

The adult-use cannabis industry is encountering price compression, which may adversely impact the Company’s profitability. In addition, such price compression, as well as, or together with, oversupply of certain types of inventory in the industry, may result in the Company incurring additional impairment losses on inventory in the event the cost of our inventory exceeds its net realizable value. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company’s future financial results.

●	We have incurred operating losses since commencing operations and may incur losses in the future and may not achieve profitability.

●

Our growth strategy contemplates outfitting the Company’s multiple facilities with additional production resources. There is a risk that these additional resources will not be completed on time, on budget, or at all.

●

A key aspect of our business is growing cannabis, and as such we are exposed to the risks inherent in any agriculture business, such as disease spread, hazards, pests and similar agricultural risks that may create crop failures and supply interruptions for our customers.

●

Our cannabis growing operations consume considerable energy, making us vulnerable to rising energy costs. Volatility of energy costs and the loss of preferred rate status may adversely impact our business and our ability to operate profitably.

●

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

●

As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties.

●

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

●

Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

●	Conflicts of interest may arise between the Company and its directors.

●	We may not pay any dividends on our common shares in the foreseeable future.

●

The Company may be at risk as a result of breaches of security at its facilities or in respect of electronic documents, data storage and risks related to breaches of applicable privacy laws, cyber security risks, loss of information and computer systems.

42	MD&A

●

Our common shares are listed on the TSX and NYSE; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

●	There is no assurance the Company will continue to meet the listing requirements of the TSX and the NYSE.

●	The Company is subject to restrictions from the TSX and NYSE which may constrain the Company’s ability to expand its business internationally.

●

The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, including governmental and regulatory regimes, community support for the cannabis industry, variations in our operating results, changes in our business prospects, as well as many other factors that are beyond our control. The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the recreational marijuana industry in Canada.

●	An investment in our securities is speculative and involves a high degree of risk and uncertainty.

●	We may issue additional common shares in the future, which may dilute a shareholder’s holdings in the Company.

●	The Company may not be successful in the integration of the acquired Company into our business.

●	The Company may be unable to successfully achieve the objectives of our strategic alliances.

●	The Company’s operations are subject to increased risk as a result of international expansion.

●	The Company operates in a highly regulated industry which could discourage any takeover offers.

●

We maintain various types of insurance such as, but not limited to, errors and omissions insurance; directors’ and officers’ insurance; property coverage; and general commercial insurance, recall insurance, cyber security insurance, warehouseman insurance and cargo insurance. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on us in terms of damages awarded and the impact on our reputation.

●

Based upon the nature of the Company’s current business activities, the Company does not believe it is currently an “investment company” (“IC”) under the United States (“U.S.”) Investment Company Act of 1940. However, the tests for determining IC status are based upon the composition of the assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future assets. Accordingly, there can be no assurance that the Company will not become an IC in the future. A corporation generally will be considered an IC if; more than 40% of the value of its total assets excluding cash and U.S. government securities are comprised of investment securities, which generally include any securities of an entity the corporation does not control. If the Company were to become an IC, it would not be able to conduct public offerings of securities in the U.S.

●

Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, in penalties or in restrictions on our manufacturing operations.

●

The Company’s ERP may impact the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

●	The Company may not be able to develop and maintain strong internal controls and be SOX compliant by the mandated deadline.

●

We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data.

●

The Company is subject to continuous evolving corporate governance, internal controls and disclosure regulations that may increase the risk of non-compliance, which could adversely impact the Company, its market perception and valuation.

43	MD&A